Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192170

Prospectus

$250,000,000

Offer to Exchange

Up to $250,000,000 aggregate principal amount

of our 5 7⁄8% Senior Notes due 2022

(which we refer to as the new notes)

and the guarantees thereof each of which have been registered under the Securities Act of 1933, as amended,

for a like amount of our outstanding

5 7⁄8% Senior Notes due 2022

(which we refer to as the old notes)

and the guarantees thereof.

The New Notes:

•	The terms of the new notes are identical to the old notes, except that some of the transfer restrictions, registration rights and additional interest provisions relating to the old notes will not apply to the new notes. We refer to the old notes and the new notes collectively as the notes.

Terms of the Exchange Offer:

•	We are offering to exchange up to $250,000,000 of our old notes for new notes with materially identical terms that have been registered under the Securities Act of 1933.

•	Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	The exchange offer will expire at 5:00 p.m., New York City time, on February 4, 2014, which is the 21st business day following commencement of the exchange offer, unless extended.

•	Tenders of old notes may be withdrawn at any time before the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of outstanding original notes will not be a taxable exchange for U.S. federal income tax purposes.

The new notes will not be listed on any securities exchange.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the new notes involves risks. See “Risk Factors,” beginning on page 19.

Neither the Securities and Exchange Commission nor any other federal or state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2014.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to The GEO Group, Inc., 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487, Attention: Investor Relations, Telephone: (561) 893-0101.

In order to obtain timely delivery, you must request the information no later than January 28, 2014, which is five business days before the expiration of the exchange offer.

We have not authorized anyone to provide any information or to make any representation other than those contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We are not making an offer to exchange the new notes for the old notes in any jurisdiction where it is not permitted.

You should not assume that the information appearing in this prospectus or the documents incorporated by reference herein is accurate as of any date other than the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since that date. We will amend, update or supplement this prospectus to the extent required by law.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking” statements. “Forward-looking” statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking” statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	if you fail to follow the exchange offer procedures, your original notes will not be accepted for exchange;

•	if you fail to exchange your original notes for new notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them;

•	the old notes and the related guarantees by certain of our subsidiaries are, and the new notes will be, effectively subordinated to our and the subsidiary guarantors’ senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the notes;

•	there is no public market for the notes;

•	our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

•	our ability to remain qualified for taxation as a real estate investment trust, or REIT;

•	our ability to fulfill our debt service obligations and their impact on our liquidity;

•	the instability of foreign exchange rates, exposing us to currency risks in Australia, Canada, the United Kingdom and South Africa, or other countries in which we may choose to conduct our business;

•	our ability to activate the inactive beds at our idle facilities;

•	our ability to maintain occupancy rates at our facilities;

•	an increase in unreimbursed labor rates;

•	our ability to expand, diversify and grow our correctional, detention, re-entry, community-based services, youth services, monitoring services, evidence-based supervision and treatment programs and secure transportation services businesses;

•	our ability to win management contracts for which we have submitted proposals, retain existing management contracts and meet any performance standards required by such management contracts;

•	our ability to control operating costs associated with contract start-ups;

•	our ability to raise new project development capital given the often short-term nature of the customers’ commitment to use newly developed facilities;

•	our ability to estimate the government’s level of dependency on privatized correctional services;

•	our ability to accurately project the size and growth of the United States and international privatized corrections industry and our ability to capitalize on opportunities for public-private partnerships;

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•	our ability to successfully respond to delays encountered by states privatizing correctional services and cost savings initiatives implemented by a number of states;

•	our ability to develop long-term earnings visibility;

•	our ability to identify suitable acquisitions and to successfully complete and integrate such acquisitions on satisfactory terms, and estimate the synergies to be achieved as a result of such acquisitions;

•	our exposure to the impairment of goodwill and other intangible assets as a result of our acquisitions;

•	our ability to successfully conduct our operations in the United Kingdom and South Africa through joint ventures;

•	our ability to obtain future financing on satisfactory terms or at all, including our ability to secure the funding we need to complete ongoing capital projects;

•	our exposure to political and economic instability and other risks impacting our international operations;

•	our exposure to risks impacting our information systems, including those that may cause an interruption, delay or failure in the provision of our services;

•	our exposure to rising general insurance costs;

•	our exposure to state and federal income tax law changes internationally and domestically, including changes to the REIT provisions, and our exposure as a result of federal and international examinations of our tax returns or tax positions;

•	our exposure to claims for which we are uninsured;

•	our exposure to rising employee and inmate medical costs;

•	our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

•	our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers compensation and automobile liability claims;

•	the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us and to continue to operate under our existing agreements and/or renew our existing agreements;

•	our ability to pay quarterly dividends consistent with our requirements as a REIT, and expectations as to timing and amounts;

•	our ability to comply with government regulations and applicable contractual requirements;

•	our ability to acquire, protect or maintain our intellectual property;

•	the risk that future sales of shares of our common stock could adversely affect the market price of our common stock and may be dilutive; and

•	other factors contained in this prospectus and in our filings with the Securities and Exchange Commission, referred to in this prospectus as the Commission or the SEC, including, but not limited to, those detailed in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the Commission.

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SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the financial statements and related notes and the documents incorporated by reference in this prospectus, before making a decision to participate in the exchange offer. As used in this prospectus, unless otherwise indicated or the context otherwise requires, the terms “The GEO Group, Inc.,” “GEO,” “GEO Group,” the “Company,” “we,” “our” and “us” refer to The GEO Group, Inc. and all entities owned or controlled by The GEO Group, Inc., including our wholly-owned taxable subsidiaries.

Overview

We are a real estate investment trust, or REIT, specializing in the ownership, leasing and management of correctional, detention, and re-entry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa, the United Kingdom and Canada. We own, lease and operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, and community based re-entry facilities. For the nine months ended September 30, 2013, we generated revenues of $1.1 billion. For the fiscal year ended December 31, 2012, we generated revenues of $1.5 billion.

As of September 30, 2013, our worldwide operations included the ownership and/or management of approximately 73,000 beds at 96 correctional, detention and re-entry facilities, including idle facilities and projects under development, and also included the provision of monitoring services, tracking more than 70,000 offenders in a community-based environment on behalf of approximately 900 federal, state and local correctional agencies located in all 50 states.

We provide a diversified scope of services on behalf of our government clients:

•	our correctional and detention management services involve the provision of security, administrative, rehabilitation, education and food services, primarily at adult male correctional and detention facilities;

•	our community-based services involve supervision of adult parolees and probationers and the provision of temporary housing, programming, employment assistance and other services with the intention of the successful reintegration of residents into the community;

•	our youth services include residential, detention and shelter care and community-based services along with rehabilitative and educational programs;

•	we provide comprehensive electronic monitoring and supervision services;

•	we develop new facilities, using our project development experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency; and

•	we provide secure transportation services for offender and detainee populations as contracted.

We conduct our business through four reportable business segments: our U.S. Corrections & Detention segment; our International Services segment; our GEO Community Services segment; and our Facility Construction & Design segment. We have identified these four segments to reflect our current view that we operate four distinct business lines, each of which constitutes a material part of our overall business. Our U.S. Corrections & Detention segment primarily encompasses our United States-based privatized corrections and detention business. Our International Services segment primarily consists of our privatized corrections and detention operations in South Africa, Australia, Canada and the United Kingdom. Our GEO Community Services segment comprises our community-based services business, our youth services business and our electronic monitoring and supervision services, all of which are currently conducted in the United States. Our Facility Construction & Design segment primarily contracts with various state, local and federal agencies for the design and construction of facilities for which we generally have been, or expect to be, awarded management contracts.

Competitive Strengths

Leading Corrections Provider Uniquely Positioned to Offer a Continuum of Care

We are the second largest provider of privatized correctional and detention facilities worldwide, and the largest provider of community-based re-entry services, youth services and electronic monitoring services in the United States corrections industry. We believe these leading market positions and our diverse and complementary service offerings enable us to meet the growing demand from our clients for comprehensive services throughout the entire corrections lifecycle. Our continuum of care enables us to provide consistency and continuity in case management, which we believe results in a higher quality of care for offenders, reduces recidivism, lowers overall costs for our clients, improves public safety and facilitates successful reintegration of offenders back into society.

Attractive REIT Profile

Key characteristics of our business make us a highly attractive REIT. We believe that, fundamentally we are in a real estate-intensive industry. Since our inception, we have financed and developed dozens of facilities. We have a diversified set of investment-grade customers in the form of government agencies, which are required to pay us on time by law. For the fiscal year ended December 31, 2012, we generated 67% of our net operating income from facilities we owned or leased. As of December 31, 2012, we owned or leased 64% of the facilities at which we provided services. We have historically experienced customer retention in excess of 90%. Our strong and predictable occupancy rates generate a stable and sustainable stream of revenue. This stream of revenue combined with our low maintenance capital expenditure requirement translates into steady, predictable cash flow. The REIT structure also allows us to pursue high return on invested capital growth opportunities which may be capital intensive in nature.

Large Scale Operator with National Presence

We operate the sixth largest correctional system in the United States by number of beds, including the federal government and all 50 states. We currently have operations in 33 states and offer electronic monitoring services in every state. In addition, we have extensive experience in overall facility operations, including staff recruitment, administration, facility maintenance, food service, security, and in the supervision and education of inmates. We believe our size and breadth of service offerings enable us to generate economies of scale which maximize our efficiencies and allow us to pass along cost savings to our clients. Our national presence also positions us to bid on and develop new facilities across the United States

Long-Term Relationships with Diversified Set of High-Quality Government Customers

We have developed long-term relationships with our federal, state and other governmental customers, which we believe enhance our ability to win new contracts and retain existing business. We have provided correctional and detention management services to the U.S. federal government for 26 years, the State of California for 25 years, the State of Texas for approximately 25 years, various Australian state government entities for 21 years and the State of Florida for approximately 19 years. For the nine months ended September 30, 2013, no one customer accounted for more than 16.8% of total revenues and no state government customer accounted for more than 4.0% of total revenue. For the fiscal year ended December 31, 2012, no one customer accounted for more than 17.3% of total revenues and no state government customer accounted for more than 4.1% of total revenues.

Recurring Revenue with Strong Cash Flow

Our revenue base is derived from our long-term customer relationships, with contract renewal rates and facility occupancy rates both in excess of 90% over the past five years. We have been able to expand our revenue base by continuing to reinvest our strong operating cash flow into expansionary projects and through strategic acquisitions that provide scale and further enhance our service offerings. Our consolidated revenues have grown from $1,085 million in 2010 to $1,479 million for the year ended December 31, 2012. We expect our operating cash flow to be well in excess of our anticipated annual maintenance capital expenditure needs, which would provide us significant flexibility for growth capital expenditures, future dividend payments, acquisitions and/or the repayment of indebtedness.

Sizeable International Business

Our international infrastructure, which leverages our operational excellence in the United States, allows us to target foreign opportunities that our United States-based competitors without overseas operations may have difficulty pursuing. We currently have international operations in Australia, Canada, South Africa and the United Kingdom. Our International Services business generated $156 million and $212 million of revenues representing 13.7% and 14.3% of our consolidated revenues for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively. We believe we are well positioned to continue to benefit from foreign governments’ initiatives to outsource correctional services.

Experienced, Proven Senior Management Team

Our Chief Executive Officer and Founder, George C. Zoley, has led our company for 31 years and has established a track record of growth and profitability. Under his leadership, our annual consolidated revenues from continuing operations have grown from $40.0 million in 1991 to $1.5 billion for fiscal year ending December 31, 2012. Mr. Zoley is one of the pioneers of the industry, having developed and opened what we believe was one of the first privatized detention facilities in the United States in 1986. Our Chief Financial Officer, Brian R. Evans, has been with our company for over twelve years and has led the integration of our recent acquisitions and financing activities. Our top six senior executives have an average tenure with our company of over 14 years.

Summary Risk Factors

Set forth below is a summary of certain risk factors applicable to our business and the exchange offer.

•	our ability to satisfy our repurchase obligations under the indenture governing the notes upon a change of control;

•	the effect our significant level of indebtedness could have on our financial condition and our ability to fulfill our debt service obligations;

•	the significant operating and financial restrictions contained in the covenants in the indentures governing the 6.625% senior notes, the 5 1⁄8% senior notes, the 5 7⁄8% senior notes and the covenants contained in the senior credit facility;

•	the adverse effect a general increase in interest rates will have on our cash flows due to our indebtedness with floating interest rates;

•	the failure to qualify as a REIT would subject GEO to U.S. federal income tax as a regular corporation and reduce the amount of cash available for making payments on our indebtedness;

•	the effect complying with the REIT requirements may have on our business, including our ability to execute our business plan and the risk it may cause us to liquidate or forgo otherwise attractive opportunities;

•	our lack of experience operating as a REIT, which may adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy debt service obligations;

•	our ability to secure a management contract for a facility or expansion project;

•	the effect of negative conditions in the capital markets that could prevent us from obtaining financing, which could materially harm our business;

•	the effect of the loss of any of our facility management contracts on our results of operations and liquidity;

•	our ability to successfully identify, consummate or integrate acquisitions;

•	our ability to secure contracts to develop and manage new correctional, detention and community-based facilities and to secure contracts to provide electronic monitoring services, community-based re-entry services and monitoring and supervision services;

•	the impact of our dependence on a limited number of governmental customers for a significant portion of our revenues and the effect the loss or a significant decrease in business from these customers could have on our financial condition and results of operations;

•	the impact a decrease in occupancy levels can have on our revenues and profitability;

•	the impact of state budgetary constraints on our business;

•	the impact on our business and financial condition of our dependence on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state and local levels;

•	the effect of public resistance to the privatization of correctional, detention, mental health and residential facilities on our ability to obtain new contracts or avoid the loss of existing contracts;

•	the risks that our international operations expose us to which could have a material adverse effect on our financial condition and results of operations;

•	the risks related to our facility construction and development activities that may increase our costs related to such activities;

•	the impact that any adverse developments in our relationship with our employees could have on our business, financial condition or results of operations; and

•	the impact technological change can have on our electronic monitoring products and technology and the impact of the level of acceptance of or resistance to the use of electronic monitoring products that could have a material adverse effect on our business.

For a more detailed explanation of certain risk factors, see “Risk Factors” beginning on page 19 of this prospectus.

Business Strategies

Provide High Quality Comprehensive Operations and Cost Savings Throughout Corrections Lifecycle

Our objective is to provide federal, state and local governmental agencies with a comprehensive offering of high quality, essential services at a lower cost than they themselves could achieve. We believe government agencies facing budgetary constraints will increasingly seek to outsource a greater proportion of their correctional needs to reliable providers that can enhance quality of service at a reduced cost. We believe our expanded and diversified service offerings strategically position us to bundle our high quality services and provide a comprehensive continuum of care for our clients, which we believe will lead to lower cost outcomes for our clients and larger scale business opportunities for us.

Maintain Disciplined Operating Approach

We refrain from pursuing contracts that we do not believe will yield attractive profit margins in relation to the associated operational risks. In addition, although we engage in facility development from time to time without having a corresponding management contract award in place, we endeavor to do so only where we have determined that there is medium-to long-term client demand for a facility in that geographic area. We have also elected not to enter certain international markets with a history of economic and political instability. We believe that our strategy of emphasizing lower risk, higher profit opportunities helps us to consistently deliver strong operational performance, lower our costs and increase our overall profitability.

Pursue International Growth Opportunities

As a global operator of privatized correctional facilities, we are able to capitalize on opportunities to operate existing or new facilities on behalf of foreign governments. We have seen increased business development opportunities including opportunities to cross-sell our expanded service offerings in recent years in the international markets in which we operate and are currently bidding on several new projects. We will continue to actively bid on new international projects in our current markets and in new markets that fit our target profile for profitability and operational risk.

Selectively Pursue Acquisition Opportunities

We intend to continue to supplement our organic growth by selectively identifying, acquiring and integrating businesses that fit our strategic objectives and enhance our geographic platform and service offerings. Since 2005, we have successfully completed six acquisitions for total consideration, including debt assumed, in excess of $1.7 billion. Our management team utilizes a disciplined approach to analyze and evaluate acquisition opportunities, which we believe has contributed to our success in completing and integrating our acquisitions.

The Corrections and Detention Industry

We believe our network of facilities and diverse service offerings position us well to capitalize on government outsourcing of correctional management services. In addition, we believe that long-term trends related to prison inmate population growth, acceptance of privatization and lower cost of private corrections operations favor an increase in the outsourcing of correctional management services. The following are what we believe are the key reasons for this outsourcing trend:

U.S. Correctional Population Growth

Currently, approximately one in every 107 U.S. adults is in jail or prison and one in every 34 U.S. adults is under some form of correctional supervision. The total population under correctional supervision in the United States, which includes sentenced adults in jails or prisons and those under community supervision on probation or parole, has increased to over 7.0 million.

Persistent Overcrowding of Correctional Facilities

Federal and state legislatures historically have had difficulty enacting expansion of prison capacity due to budgetary constraints and the disfavor that voters generally exhibit toward such expenditures. As a result, prison capacity in the United States often lags prison populations, leading to persistent prison overcrowding. According to the Bureau of Justice Statistics, as of year-end 2011, 24 states were operating at or above 100% of their highest capacity and the Federal prison system was operating at 138% of its highest rated capacity. Lower costs associated with the construction and operation of private facilities, as well as the availability of private capital, are leading federal and state jurisdictions throughout the United States to increasingly explore working with private service providers as a viable and cost-effective alternative to capital intensive projects such as new prison construction.

Local, State and Federal Budgetary Constraints

As the total population of United States prisoners has grown, overall correctional costs have risen at an unsustainable rate. According to the National Association of State Budget Officers, between 1988 and 2011 national state spending on corrections (i.e. jails, prisons, community supervision) rose more than 400%, increasing as a percentage of total state general fund spending to over 7.5%. For all levels of government (i.e. local, state, and federal), total corrections spending has increased to approximately $52.0 billion annually, which represents an increase of 193% since 1988. We believe these growing expenditures are causing concern among law and policy makers, who are facing increasing budgetary concerns related to a slower economy and lower tax receipts, which in turn presents opportunities for the privatized correctional facility industry because it offers governments a cost-effective solution to reduce their correctional service costs and avoid making large capital investments in new prisons. However, it is possible state and federal budget constraints could have adverse effects on our industry resulting in governments unexpectedly terminating contracts, seeking price reductions in connection with contract renewals or amending criminal laws and regulations to reduce prisoner headcount by reducing or eliminating mandatory minimum sentencing guidelines, especially those relating to non-violent drug possession or technical parole violations.

Government Agencies Moving Toward Privatized Correctional Facilities

According to the Bureau of Justice Statistics, the number of inmates housed in private facilities has grown from 90,815 at year-end 2000 to 130,941 at year-end 2011, representing a compound annual growth rate of 3.4%. Notably, the federal government increased its use of privately operated facilities at a compound annual growth rate of 8.6%. The Bureau of Justice Statistics estimates that as of year-end 2011, approximately 8.2% of the total incarcerated population in the United States was housed in private facilities, potentially providing significant growth opportunities for privatized providers through increased market penetration.

Increased Federal Government Focus on Homeland Security and Illegal Immigration

On the federal level, the Department of Homeland Security’s increased focus on the implementation of new federal detention standards has led to the consolidation of detention beds into modern facilities. As such, private operators have partnered with the U.S. Immigration and Customs Enforcement (“ICE”) to build new, modern facilities that meet or exceed the Department of Homeland Security’s detention standards and significantly improve the conditions and services for the detainee population. The federal government has focused primarily on the detention and deportation of detainees with criminal backgrounds. The average daily population of ICE beds has grown from less than 20,000 in fiscal year 2005 to approximately 33,000 in fiscal year 2011. In fiscal year 2011, ICE had 396,906 removal cases, including 216,698 convicted criminals.

Old and Antiquated Public Prisons

According to the Bureau of Prisons (“BOP”), as of 2010, one-third of BOP’s 115 institutions are over 50 years old. Older beds are typically inefficient and more expensive to operate. Private prisons tend to have more modern facilities that can provide the same services as public facilities at a much lower cost.

Growth in U.S. Correctional Population Driving Need for Alternative Solutions

The number of offenders under community correctional supervision, including those on parole or probation, has grown almost four-fold since 1980 to approximately 7 million offenders. According to the Pew Center on the States, electronic monitoring technology offers policy makers a spectrum of options to more intensely monitor offenders under community supervision at significant cost savings. The number of individuals being monitored by electronic technologies, including radio frequency, which we refer to as RF, and global positioning system, which we refer to as GPS, devices, has increased significantly over the last five years, and we estimate that currently approximately 150,000 offenders under community correctional supervision are tracked through electronic monitoring technologies. We believe the growth in electronic monitoring is being driven by technological advances and numerous legislative mandates supporting implementation of this technology. We believe that there will be increasing use of electronic monitoring for low security, low-risk offenders and for parolees as government agencies look to reduce recidivism and lower their overall lifecycle cost of an offender.

Recent Developments

7 3/4% Senior Notes Due 2017

On September 19, 2013, we commenced a cash tender offer to purchase any and all of our outstanding $250.0 million aggregate principal amount of our 7 3⁄4% senior notes and a consent solicitation to eliminate most of the restrictive covenants and certain of the events of default contained in the indenture governing the 7 3⁄4% senior notes, in each case, on the terms and conditions set forth in our Offer to Purchase and Consent Solicitation Statement dated September 19, 2013 (the “Tender Offer and Consent Solicitation”). The total consideration payable for the 7 3⁄4% senior notes tendered and accepted by us for purchase in the Tender Offer and Consent Solicitation was $1,043.45 per $1,000 principal amount of 7 3⁄4% senior notes, which total consideration includes a consent payment of $30.00 per $1,000 principal amount of 7 3⁄4% senior notes tendered with consents at or before 5:00 p.m. October 2, 2013, the consent payment deadline. The 7 3⁄4% senior notes tendered after the consent payment deadline and prior to the expiration of the Tender Offer and Consent Solicitation received the total consideration less the consent payment, or $1,013.45 per $1,000 principal amount of 7 3⁄4% senior notes. Additionally, accrued and unpaid interest to the payment date was paid on any 7 3⁄4% senior notes accepted for purchase. On October 3, 2013, we announced the results of the Tender Offer and Consent Solicitation by the consent payment deadline. We received valid tenders and consents from holders of $209.1 million, representing 83.64% of the outstanding principal amount of the 7 3⁄4% senior notes. We settled these tenders and consents of these 7 3⁄4% senior notes on October 3, 2013. On October 4, 2013, we sent a notice of redemption to the holders of the 7 3⁄4% senior notes that we are redeeming the outstanding 7 3⁄4% senior notes in return for a redemption price of 103.875% of the principal amount of each 7 3⁄4% senior note being redeemed. The redemption date is November 4, 2013. The Tender Offer and Consent Solicitation expired at 11:59 p.m., New York City time, on October 17, 2013. We did not receive any additional tenders and consents from holders of the 7 3⁄4% senior notes after the consent payment deadline and before the expiration. We financed the Tender Offer and Consent Solicitation and the redemption with the net cash proceeds from our offering of the 5 7⁄8% senior notes due 2022, which closed on October 3, 2013, and cash on hand.

Corporate Information

Our principal executive offices are located at One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, Florida 33487 and our telephone number is (866) 301-4GEO (4436). We also maintain a website at www.geogroup.com. The information on our website is not part of this prospectus.

Summary Description of the New Notes

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus, including a more detailed summary of the terms of the notes under “Description of Notes.”

Issuer	The GEO Group, Inc.

Notes Offered	$250,000,000 aggregate principal amount of 5 7⁄8 Senior Notes due 2022.

Maturity Date	January 15, 2022.

Interest Payment Dates	January 15 and July 15, commencing January 15, 2014.

Subsidiary Guarantees	The old notes are, and the new notes will be, guaranteed by each of our restricted subsidiaries that guarantees our senior credit facility. The notes may be guaranteed by additional subsidiaries in the future under certain circumstances. See “Description of Notes — Certain Covenants — Additional Note Guarantees.” GEO and the initial guarantors generated approximately 85.5% and 84.4% of our consolidated revenues for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively, and held approximately 92.0% and 90.1% of our consolidated assets as of September 30, 2013 and December 31, 2012, respectively.

Ranking	The old notes and guarantees are, and the new notes and guarantees will be, unsecured, unsubordinated obligations of GEO and the guarantors and rank:

•	pari passu with any unsecured, unsubordinated indebtedness of GEO and the guarantors, including the 6.625% Senior Notes and the 5 1⁄8% Senior Notes and the guarantors’ guarantees thereof;

•	senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the notes and the guarantees;

•	effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under our senior credit facility, to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all obligations of our subsidiaries that are not guarantors.

Optional Redemption	On or after January 15, 2017, we may redeem some or all of the notes at any time at the redemption prices specified under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Before January 15, 2017, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus a make-whole premium described under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

In addition, at any time on or prior to January 15, 2016, we may redeem up to 35% of the notes with the net cash proceeds from specified equity offerings at a redemption price equal to 105.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	Upon a change of control (as defined in “Description of Notes — Certain Definitions”), we must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the purchase date.

Certain Covenants	The indenture governing the notes contains certain covenants, including limitations and restrictions on our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness or issue preferred stock;

•	make dividend payments or other restricted payments;

•	create liens;

•	sell assets;

•	engage in sale and leaseback transactions;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	enter into transactions with affiliates; and

•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

As of the date of the indenture governing the notes, all of our subsidiaries (other than CSC of Tacoma, LLC, GEO International Holdings, LLC, certain dormant domestic subsidiaries and all of our foreign subsidiaries that were in existence on the date of the indenture) are restricted subsidiaries. Our unrestricted subsidiaries will not be subject to any of the restrictive covenants in the indenture. The restrictive covenants set forth in the indenture are subject to important exceptions and qualifications. In addition, most of the covenants will be suspended during any period in which the notes are rated investment grade by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services. See “Description of Notes — Certain Covenants.”

Risk Factors	Potential investors in the notes should carefully consider the matters set forth under the caption “Risk Factors” prior to making an investment decision with respect to the notes.

The Exchange Offer

On October 3, 2013, we completed a private offering of the old notes, which we refer to as the “original notes” or the “old notes.” We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and to use reasonable best efforts to cause the registration statement, of which this prospectus forms a part, to become effective within 180 days of the issue date of the original notes and consummate the exchange offer within 30 days after the registration statement has become effective.

The Exchange Offer	We are offering to exchange new notes for old notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 4, 2014, which is the 21st business day following commencement of the exchange offer, unless extended.

Conditions to the Exchange Offer	The registration rights agreement does not require us to accept old notes for exchange if the exchange offer or the making of any exchange by a holder of the old notes would violate any applicable law or interpretation of the staff of the Securities and Exchange Commission. In addition, we will not be obligated to accept old notes for exchange from a holder if that holder has not made to us the required representations that the holder is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person or entity to participate in the distribution of the new notes, that it is not engaged in and does not intend to engage in the distribution of the new notes, that it is not an affiliate of our Company, and if the holder is a broker-dealer that it will receive the new notes for its own account in exchange for old notes acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus, as required by law, in connection with any resale of such new notes. A minimum aggregate principal amount of old notes being tendered is not a condition to the exchange offer.

For more information on the conditions to the exchange offer, please refer to the sections in this prospectus titled, “The Exchange Offer-Purpose and Effect of the Exchange Offer,” “The Exchange Offer-Conditions to the Exchange Offer,” “The Exchange Offer-Procedures for Tendering” and “Plan of Distribution.”

Extensions, Delays in Acceptance, Termination or Amendment	If any of the conditions to the exchange offer have not been satisfied, we reserve the right in our sole discretion to delay accepting for exchange any old notes, to extend the exchange offer or to terminate the exchange offer by giving oral (if oral, to be promptly confirmed in writing) or written notice of such delay, extension or termination to the exchange agent and to the holders of old notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose such amendment by means of a prospectus supplement and we are generally required to extend the exchange offer for at least 5 business days after the amendment.

Additionally, we expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. In order to extend the exchange offer, we will notify the exchange agent by giving oral (if oral, to be promptly confirmed in writing) or written notice of any extension and we will notify the holders of old notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Procedures for Tendering Old Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required in the letter of transmittal, including the old notes that you wish to exchange, to Wells Fargo Bank, National Association, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your old notes by following the procedures for book-entry transfer described in this prospectus.

If your old notes are held through The Depository Trust Company and you wish to participate in the exchange offer, you may do so through the automated tender offer program of The Depository Trust Company. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your old notes, we urge you to contact that person promptly to tender your old notes in the exchange offer.

For more information on tendering your old notes, please refer to the sections in this prospectus titled “Exchange Offer — Terms of the Exchange Offer,” “Exchange Offer Procedures for Tendering” and “Exchange Offer — Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and you cannot get your required documents to the exchange agent on time, you may tender your old notes according to the guaranteed delivery procedures described in “Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of old notes under the exchange offer at any time prior to the expiration date. To withdraw, you must have delivered a written notice of withdrawal to the exchange agent at its address or facsimile indicated on the cover page of the letter of transmittal before 5:00 p.m. New York City time, on the expiration date of the exchange offer.

Acceptance of Old Notes and Delivery of New Notes

If you fulfill all conditions required for proper acceptance of old notes, we will accept for exchange any and all old notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any old notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange. Please refer to the section in this prospectus titled “Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus titled “Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Appraisal Rights	Holders of old notes will not have dissenters rights or appraisal rights in connection with the exchange offer.

Resale of New Notes	Based on an interpretation by the Commission set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer in exchange for old notes without restrictions under the federal securities laws if:

•	you are not our “affiliate”;

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of the new notes.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

•	cannot rely on such interpretations by the staff of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes in the exchange offer, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Broker-dealers that purchased their old notes directly from us may not participate in the exchange offer.

Consequences of Failure to Exchange Old Notes

If you do not exchange your old notes in the exchange offer, you will no longer be able to require us to register the old notes under the Securities Act, except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of the new notes for the old notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	We have appointed Wells Fargo Bank, National Association, as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows: by telephone at (800) 344-5128, Option 0. Eligible institutions may make requests to the exchange agent by facsimile at (612) 667-6282, Attn: Bondholder Communications.

Summary Historical Financial and Other Data

The following table sets forth the summary historical financial and other data of us and our consolidated subsidiaries at the dates and for the periods indicated. The summary consolidated balance sheet data as of December 31, 2012 and January 1, 2012 and the summary consolidated statements of comprehensive income data and other financial data for each of the years in the three-year period ended December 31, 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary balance sheet data as of January 2, 2011 has been derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus. The summary consolidated statements of comprehensive income and other financial data for each of the years in the three-year period ended December 31, 2012 reflect the reclassification of certain amounts as discontinued operations. In connection with our conversion to a REIT, we determined to change our fiscal year end from the close of business on the Sunday closest to December 31 of each year to December 31 of each year. This change is effective for the 2012 fiscal year and as a result the 2012 fiscal year ended on December 31, 2012 instead of December 30, 2012. The summary historical financial and other data as of and for the nine months ended September 30, 2013 and September 30, 2012 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the presentation of such results includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The financial results for the nine months ended September 30, 2013 may not be indicative of our financial results for the full fiscal year.

The information presented below should be read in conjunction with the historical consolidated financial statements of GEO, including the related notes, and with GEO’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into this prospectus. All amounts are presented in thousands except operational data.

	Fiscal Year Ended			Nine Months Ended
	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Consolidated Statements of Comprehensive Income:
Revenues	$1,084,592	$1,407,172	$1,479,062	$1,100,331	$1,138,526
Operating costs and expenses
Operating expenses	811,767	1,036,010	1,089,232	808,003	843,946
Depreciation and amortization	44,365	81,548	91,685	68,145	70,480
General and administrative expenses	101,558	110,015	113,792	79,143	86,625

Total operating costs and expenses	$957,690	$1,227,573	$1,294,709	$955,291	$1,001,051

Operating income	126,902	179,599	184,353	145,040	137,475
Interest income	6,242	7,032	6,716	5,219	3,433
Interest expense(1)	(40,694)	(75,378)	(82,189)	(62,029)	(62,013)
Loss on extinguishment of debt	(7,933)	—	(8,462)	(8,462)	(6,978)

Income before income taxes, equity in earnings of affiliates, and discontinued operations	$84,517	$111,253	$100,418	$79,768	$71,917
Provision (benefit) for income taxes	34,364	43,172	(40,562)	32,275	(14,142)
Equity in earnings of affiliates, net of income tax	4,218	1,563	3,578	1,652	3,772

Income from continuing operations	54,371	69,644	144,558	49,145	89,831
Income (loss) from discontinued operations, net of income tax	8,419	7,819	(10,660)	3,117	(2,265)

Net income	$62,790	$77,463	$133,898	$52,262	$87,566
Less: (income) loss attributable to noncontrolling interests	678	1,162	852	881	(42)

Net income attributable to The GEO Group, Inc.	$63,468	$78,625	$134,750	$53,143	$87,524

	Fiscal Year Ended			Nine Months Ended
	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Business Segment Data:
Revenues:
U.S. Corrections & Detention	$805,857	$925,695	$975,445	$724,665	$756,229
GEO Community Services(2)	76,913	280,080	291,891	217,682	225,892
International Services	178,567	201,397	211,726	157,984	156,405
Facility Construction & Design	23,255	—	—	—	—

Total revenues	$1,084,592	$1,407,172	$1,479,062	$1,100,331	$1,138,526

Operating income
U.S. Corrections & Detention	$198,837	$215,406	$222,703	$165,675	$161,550
GEO Community Services(2)	15,877	61,270	65,401	49,620	53,387
International Services	11,364	12,938	10,041	8,888	9,163
Facility Construction & Design	2,382	—	—	—	—
Unallocated general and administrative expenses	(101,558)	(110,015)	(113,792)	(79,143)	(86,625)

Total operating income	$126,902	$179,599	$184,353	$145,040	$137,475

Balance Sheet Data (at period end):
Cash and cash equivalents	$38,088	$43,378	$31,755	$69,085	$53,161
Restricted cash and investments	89,977	99,459	48,410	15,530	9,337
Accounts receivable, net	247,630	265,250	246,635	251,459	244,558
Property and equipment, net	1,493,389	1,688,356	1,687,159	1,709,628	1,729,407
Total assets	2,412,373	3,049,923	2,839,194	2,967,569	2,895,405
Total debt	1,044,942	1,594,317	1,488,173	1,498,070	1,557,078
Total shareholders’ equity	1,039,490	1,038,521	1,047,304	1,051,839	1,034,373
Financial Ratios:
Ratio of earnings to fixed charges	2.3x	2.2x	1.9x	2.0x	1.9x
Other Financial Data:
Depreciation and amortization expense	44,365	81,548	91,685	68,145	70,480
Non-GAAP Financial Data:
EBITDA(3)	169,764	265,116	272,814	207,233	206,221
Adjusted EBITDA(3)	208,083	301,415	318,896	222,588	226,363
Funds From Operations(4)	86,914	114,313	196,592	87,941	128,163
Normalized Funds From Operations(4)(5)	120,228	120,621	143,162	93,523	125,669
Adjusted Funds From Operations (AFFO)(4)(5)	124,929	132,723	163,338	110,918	153,716
Other Operational Data (end of period):
Facilities in operation(6)	98	90	87	87	87
Operations capacity of contracts(6)	70,552	65,787	65,949	66,754	67,178
Compensated mandays(7)	17,203,880	19,884,802	20,476,153	15,241,623	15,612,429

(1)	Interest expense excludes the following capitalized interest amounts for the periods presented:

Fiscal Year Ended			Nine Months Ended
January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
$4,144	$3,060	$1,244	$1,244	$2

(2)	Our GEO Care reporting segment previously consisted of four aggregated operating segments including Residential Treatment Services, Community Based Services, Youth Services and B.I. Incorporated. The GEO Care reporting segment was renamed concurrent with the divestiture of the Company’s Residential Treatment Services operating segment to GEO Community Services. All current and prior year financial position and results of operations amounts presented for this reporting segment are referred to as GEO Community Services. The operating results of the Residential Treatment Services operating segment and the loss on disposal have been classified in discontinued operations.
(3)	We define EBITDA as income from continuing operations before net interest expense, income tax provision (benefit), depreciation and amortization, and tax provision on equity in earnings of affiliates. We define Adjusted EBITDA as EBITDA further adjusted for net income/loss attributable to non-controlling interests, non-cash stock-based compensation expenses, and certain other adjustments as defined from time to time, including for the periods presented start-up transition expenses, pre-tax; international bid related costs, pre-tax; REIT conversion related expenses, pre-tax; M&A related expenses, pre-tax; early extinguishment of debt, pre-tax; gain on land sale; and IRS settlement. Given the nature of our business as a real estate owner and operator, we believe that EBITDA and Adjusted EBITDA are helpful to investors as measures of our operational performance because they provide an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We believe that by removing the impact of our asset base (primarily depreciation and amortization) and excluding certain non-cash charges, amounts spent on interest and taxes, and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates and operating costs, providing a perspective not immediately apparent from income from continuing operations. The adjustments we make to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in income from continuing operations and we do not consider to be the fundamental attributes or primary drivers of our business plan and they do not affect our overall long-term operating performance. EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to income from continuing operations, computed in accordance with GAAP:

	Fiscal Year Ended			Nine Months Ended
	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Income from continuing operations	$54,371	$69,644	$144,558	$49,145	$89,831
Interest expense, net	34,452	68,346	75,473	56,810	58,580
Income tax provision (benefit)	34,364	43,172	(40,562)	32,275	(14,142)
Depreciation and amortization expense	44,365	81,548	91,685	68,145	70,480
Tax provision on equity in earnings of affiliates	2,212	2,406	1,660	858	1,472

EBITDA	169,764	265,116	272,814	207,233	206,221
Net (income) loss attributable to noncontrolling interests	678	1,162	852	881	(42)
Stock based compensation expenses, pre-tax	4,639	6,113	6,543	5,012	5,768
Start-up transition expenses, pre-tax(a)	3,812	21,625	9,027	—	—
International bid related costs, pre-tax(b)	—	1,091	4,057	—	—
REIT conversion related expenses and other expenses, pre-tax(c)	—	—	15,670	1,000	7,438
M&A related expenses, pre-tax	25,381	6,308	1,471	—	—
Early extinguishment of debt, pre-tax	7,933	—	8,462	8,462	6,978
Gain on land sale	(801)	—	—	—	—
IRS Settlement(d)	(3,323)	—	—	—	—

Adjusted EBITDA	$208,083	$301,415	$318,896	$222,588	$226,363

(a)	Represents start-up/transition expenses of certain domestic facilities and our transportation contract in the U.K.

(b)	Represents international bid and proposal costs incurred in connection with potential opportunities in the U.K. and Australia.
(c)	Represents expenses related to our REIT conversion.
(d)	Represents a gain related to the settlement of a claim with the Internal Revenue Service.

(4)	We define Funds From Operations, or FFO, in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) attributable to common shareholders (computed in accordance with GAAP), excluding real estate related depreciation and amortization, excluding gains and losses from the cumulative effects of accounting changes, extraordinary items and sales of properties, and including adjustments for unconsolidated partnerships and joint ventures. FFO as presented in “Summary — Summary Historical Financial and Other Data” is defined differently than “Funds From Operations” as used in the “Description of Notes.” We define Normalized Funds From Operations, or Normalized FFO, as FFO adjusted for certain items which by their nature are not comparable from period to period or that tend to obscure our actual operating performance, including for the periods presented M&A related expenses, REIT conversion related expenses and early extinguishment of debt, pre-tax. We define Adjusted Funds From Operations, or AFFO, as Normalized Funds From Operations adjusted by adding non-cash items such as non-real estate related depreciation and amortization, stock based compensation and the amortization of debt costs and other non-cash interest and by subtracting recurring real estate expenditures that are capitalized and then amortized, but which are required to maintain REIT properties and their revenue stream. Because of the unique design, structure and use of our correctional facilities, we believe that assessing performance of our correctional facilities without the impact of depreciation or amortization is useful and meaningful to investors. Although NAREIT has published its definition of FFO, companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations. We have modified FFO to derive Normalized FFO and AFFO that meaningfully reflect our operations. Our assessment of our operations is focused on long-term sustainability. The adjustments we make to derive the non-GAAP measures of Normalized FFO and AFFO exclude items which may cause short-term fluctuations in income from continuing operations but have no impact on our cash flows, or we do not consider them to be fundamental attributes or the primary drivers of our business plan and they do not affect our overall long-term operating performance. We may make adjustments to FFO from time to time for certain other income and expenses that do not reflect a necessary component of our operational performance on the basis discussed above, even though such items may require cash settlement. Because FFO, Normalized FFO and AFFO exclude depreciation and amortization unique to real estate as well as non-operational items and certain other charges that are highly variable from year to year, they provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates, operating costs and interest costs, providing a perspective not immediately apparent from income from continuing operations. We believe the presentation of FFO, Normalized FFO and AFFO provide useful information to investors as they provide an indication of our ability to fund capital expenditures and expand our business. FFO, Normalized FFO and AFFO provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes. Additionally, FFO, Normalized FFO and AFFO are widely recognized measures in our industry as a real estate investment trust. Normalized FFO and AFFO have been adjusted in prior periods to be reported consistently with our disclosure for the nine months ended September 30, 2013.

The following table provides a reconciliation of Funds From Operations, Normalized Funds From Operations and Adjusted Funds From Operations to income from continuing operations computed in accordance with GAAP:

	Fiscal Year Ended			Nine Months Ended
	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Income from continuing operations(8)	$54,371	$69,644	$144,558	$49,145	$89,831
Net (income) loss attributable to noncontrolling interests	678	1,162	852	881	(42)
Real estate related depreciation and amortization	31,865	43,507	51,182	37,915	38,374

Funds From Operations	$86,914	$114,313	$196,592	$87,941	$128,163
M&A related expenses	25,381	6,308	1,471	—	—
REIT conversion related expenses(a)	—	—	15,670	605	4,697
Impact of REIT Election(b)	—	—	(79,033)	—	—
Tax benefit related to IRS settlement and REIT conversion	—	—	—	—	(13,038)
Early extinguishment of debt, pre-tax	7,933	—	8,462	4,977	5,847

Normalized Funds From Operations	$120,228	$120,621	$143,162	$93,523	$125,669
Non-real estate related depreciation and amortization	12,500	38,040	40,503	30,230	32,106
Maintenance capital expenditures	(15,647)	(33,796)	(30,739)	(20,188)	(14,436)
Stock based compensation expense	4,639	6,113	6,543	5,012	5,768
Amortization of debt costs and other non-cash interest	3,209	1,745	3,869	2,341	4,609

Adjusted Funds From Operations	$124,929	$132,723	$163,338	$110,918	$153,716

(a)	Represents expenses related to our REIT conversion.
(b)	Represents one-time tax adjustments related to our REIT Conversion.

(5)	The disclosed figures for Normalized Funds From Operations and Adjusted Funds From Operations for the fiscal years ended January 2, 2011, January 1, 2012 and December 31, 2012 differ from previously disclosed figures for the same time periods due to a recent methodology change, which currently excludes previously made adjustments for start-up/transition expenses, international bid related costs, income tax provision, income taxes (paid) refunded, equity in earnings (loss) of affiliates and certain other non-recurring expenses.
(6)	Excludes idle facilities and assets held for sale.
(7)	Compensated mandays are calculated as follows: (a) for per diem rate facilities — the number of beds occupied by residents on a daily basis during the fiscal year; and (b) for fixed rate facilities — the capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year.
(8)	We recorded a net tax expense of $(14.1) million in the nine months ended September 30, 2013 compared to net tax expense of $32.3 million in the nine months ended September 30, 2012. The reduced tax expense in the nine months ended September 30, 2013 was related to the REIT conversion. As a REIT, we are required to distribute at least 90% of our taxable income to shareholders and in turn are allowed a deduction for the distribution at the REIT level. The Company’s wholly-owned taxable REIT subsidiaries continue to be subject to federal, state and foreign income taxes, as applicable. In addition, during the nine months ended September 30, 2013, we had a net tax benefit relating to our REIT conversion, miscellaneous nonrecurring items, as well as a release of certain tax reserves primarily due to the settlement of IRS audits for years 2010 and 2011.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained and incorporated by reference in this prospectus, before deciding whether to tender your old notes in the exchange offer. Any of these risks could materially adversely affect our business, financial condition or results of operations. These risks could also cause our actual results to differ materially from those indicated in the forward-looking statements contained herein and elsewhere. The risks described below are not the only risks we face. Additional risks not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations.

Risks Related to the Exchange Offer

If you fail to follow the exchange offer procedures, your original notes will not be accepted for exchange.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue new notes as part of this exchange offer only after timely receipt of your old notes, properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your old notes, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your old notes for new notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the old notes, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold old notes after the exchange offer, you may not be able to sell them. To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Risks Related to REIT Conversion

If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for making payments on our indebtedness.

We operate and intend to continue to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2013. We have received an opinion of our special REIT tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Special Tax Counsel”), with respect to our qualification as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service (the “IRS”) or any court. The opinion of Special Tax Counsel represents only the view of Special Tax Counsel based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Special Tax Counsel will have no obligation to advise us or the note holders of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Special Tax Counsel and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Special Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

We have received a favorable private letter ruling from the IRS with respect to certain issues relevant to our qualification as a REIT. Although we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for other purposes, including making payments on our indebtedness. Unless we were entitled to relief under certain Internal Revenue Code of 1986, as amended (the “Code”) provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify as a REIT. If we fail to qualify for taxation as a REIT, we may need to borrow additional funds or liquidate some investments to pay any additional tax liability. Accordingly, funds available for investment and making payments on our indebtedness would be reduced.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis.

Complying with the REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities and may reduce funds available for making payments on our indebtedness.

To qualify as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a taxable REIT subsidiary (“TRS”)) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for making payments on our indebtedness.

In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our shareholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments and make payments on our indebtedness.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws which may reduce funds available for making payments on our indebtedness. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code. To meet our distribution requirements, we may be required to distribute amounts that may otherwise be used for repayment of debt.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs, reduce our equity or adversely impact our ability to raise short and long-term debt. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures, future growth and expansion initiatives. This would increase our total leverage.

Certain of our business activities may be subject to corporate level income tax and foreign taxes, which would reduce our cash flows, and would have potential deferred and contingent tax liabilities.

We may be subject to certain federal, state, local and foreign taxes on our income and assets, including alternative minimum taxes, taxes on any undistributed income and state, local or foreign income, franchise, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s length basis. Any of these taxes would decrease our earnings and our available cash.

Our TRS assets and operations will continue to be subject, as applicable, to federal and state corporate income taxes and to foreign taxes in the jurisdictions in which those assets and operations are located. Any of these taxes would decrease our earnings and our available cash, which would reduce funds available for making payments on our indebtedness.

We will also be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on the gain recognized from a sale of assets occurring during our first ten years as a REIT, up to the amount of the built-in gain that existed on January 1, 2013, which is based on the fair market value of those assets in excess of our tax basis as of January 1, 2013. Gain from a sale of an asset occurring after the specified period ends will not be subject to this corporate level tax. We currently do not expect to sell any asset if the sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

Our significant use of TRSs may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be distributed to us, and such undistributed TRS income is generally not subject to our REIT distribution requirements. However, if the accumulation of cash or reinvestment of significant earnings in our TRSs causes the fair market value of our securities in those entities, taken together with other non-qualifying assets, to exceed 25% of the fair market value of our assets, in each case as determined for REIT asset testing purposes, we would, absent timely responsive action, fail to qualify as a REIT.

We have no experience operating as a REIT, which may adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy debt service obligations.

We have only been operating as a REIT since January 1, 2013. Accordingly, the experience of our senior management operating a REIT is limited. Our pre-REIT operating experience may not be sufficient to operate successfully as a REIT. Failure to maintain REIT status could adversely affect our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations.

There are uncertainties relating to the special earnings and profits (“E&P”) distribution.

To qualify for taxation as a REIT, we are required to distribute to our shareholders all of our pre-REIT accumulated earnings and profits, if any, as measured for federal income tax purposes, prior to the end of our first taxable year as a REIT, which we expect will be the taxable period ending December 31, 2013. Failure to make the special E&P distribution before December 31, 2013 could result in our disqualification for taxation as a REIT. We declared and paid a special dividend during the fourth quarter of 2012 for the purposes of distributing to our shareholders our pre-REIT accumulated earnings and profits. The amount to be distributed in a special E&P distribution is a complex factual and legal determination. We currently believe and intend that our special E&P distribution paid during the fourth quarter of 2012, together with distributions in 2013, will satisfy the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. No assurance can be given, however, that the IRS will agree with our calculation. If the IRS finds additional amounts of pre-REIT E&P, there are procedures generally available to cure any failure to distribute all of our pre-REIT E&P.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, U.S. Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

Risks Related to Our High Level of Indebtedness

Our significant level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

We have a significant amount of indebtedness. Our total consolidated indebtedness as of September 30, 2013, on an as adjusted basis after giving effect to the consummation of the tender offer and the redemption of the remaining 7 3⁄4% senior notes, the offering of the notes and the application of the net proceeds therefrom, was $1,463.6 million (excluding non-recourse debt of $93.5 million and $58.2 million of existing letters of credit, but including capital lease obligations of $12.2 million), primarily consisting of $599.3 million of secured indebtedness under the senior credit facility, $300.0 million of the 6.625% senior notes, $300.0 million of 5 1⁄8% senior notes due 2023 and $250.0 million of the notes. As of September 30, 2013, we had $300.0 million in borrowings outstanding under the revolver portion of the senior credit facility. Also as of September 30, 2013, we had the ability to borrow an additional $341.8 million under the revolver portion of the senior credit facility, after applying the limitations and restrictions in our debt covenants and subject to our satisfying the relevant borrowing conditions under the senior credit facility with respect to the incurrence of additional indebtedness. We also have the ability to borrow an additional $350.0 million under the accordion feature of the senior credit facility subject to lender demand, prevailing market conditions and satisfying relevant borrowing conditions.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other debt and liabilities;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes including to make distributions on our common stock as currently contemplated or necessary to maintain our qualification as a REIT;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to competitors that may be less leveraged;

•	restrict us from pursuing strategic acquisitions or exploiting certain business opportunities; and

•	limit our ability to borrow additional funds or refinance existing indebtedness on favorable terms.

If we are unable to meet our debt service obligations, we may need to reduce capital expenditures, restructure or refinance our indebtedness, obtain additional equity financing or sell assets. We may be unable to restructure or refinance our indebtedness, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, our ability to incur additional indebtedness will be restricted by the terms of the senior credit facility, the indenture governing the 6.625% senior notes, the indenture governing the 5 1⁄8% senior notes and the indenture governing the notes.

We are incurring significant indebtedness in connection with substantial ongoing capital expenditures. Capital expenditures for existing and future projects may materially strain our liquidity.

As of September 30, 2013, we were developing a number of projects that we estimate will cost approximately $62 million, of which $18 million was spent through September 30, 2013. We estimate our remaining capital requirements to be approximately $44 million, which we anticipate will be spent in fiscal years 2013 and 2014. Capital expenditures related to facility maintenance costs are expected to range from $30 million to $35 million for fiscal year 2013. We intend to finance these and future projects using our own funds, including cash on hand, cash flow from operations and borrowings under the revolver portion of the senior credit facility. In addition to these current estimated capital requirements for 2013 and 2014, we are currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that we win bids for these projects and decide to self-finance their construction, our capital requirements in 2013 and 2014 could materially increase. As of September 30, 2013, we had the ability to borrow an additional $341.8 million under the revolver portion of the senior credit facility, after applying the limitations and restrictions in our debt covenants and subject to our satisfying the relevant borrowing conditions under the senior credit facility with respect to the incurrence of additional indebtedness. In addition, we have the ability to borrow $350 million under the accordion feature of the senior credit facility subject to lender demand and prevailing market conditions and satisfying the relevant borrowing conditions thereunder. While we believe we will have adequate borrowing capacity under the senior credit facility to fund our operations and all of our committed capital expenditure projects, we may need additional borrowings or financing from other sources in order to complete potential capital expenditures related to new projects in the future. We cannot assure you that such borrowings or financing will be made available to us on satisfactory terms, or at all. In addition, the large capital commitments that these projects will require over the next 12 to 18 months may materially strain our liquidity and our borrowing capacity for other purposes. Capital constraints caused by these projects may also cause us to have to entirely refinance our existing indebtedness or incur more indebtedness. Such financing may have terms less favorable than those we currently have in place, or may not be available to us at all. In addition, the concurrent development of these and other large capital projects exposes us to material risks. For example, we may not complete some or all of the projects on time or on budget, which could cause us to absorb any losses associated with any delays.

Despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks described above.

The terms of the senior credit facility, the indenture governing the 6.625% senior notes, the indenture governing the 5 1⁄8% senior notes and the indenture governing the notes restrict our ability to incur but do not prohibit us from incurring significant additional indebtedness in the future. As of September 30, 2013, we had the ability to borrow an additional $341.8 million under the revolver portion of the senior credit facility after applying the limitations and restrictions in our debt covenants and subject to our satisfying the relevant borrowing conditions under the senior credit facility. We also expect to have the ability to borrow an additional $350 million under the accordion feature of the senior credit facility subject to lender demand, prevailing market conditions and satisfying relevant borrowing conditions. Also, we may refinance all or a portion of our indebtedness, including borrowings under the senior credit facility, the 6.625% senior notes, the 5 1⁄8% senior notes or the notes. The terms of such refinancing may be less restrictive and permit us to incur more indebtedness than we can now. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face related to our significant level of indebtedness could intensify.

The covenants in the senior credit facility and the covenants in the indentures governing the 6.625% senior notes, the 5 1⁄8% senior notes and the notes impose significant operating and financial restrictions which may adversely affect our ability to operate our business.

The covenants in the senior credit facility and the covenants in the indentures governing the 6.625% senior notes, the 5 1⁄8% senior notes and the notes impose significant operating and financial restrictions on us and certain of our subsidiaries, which we refer to as restricted subsidiaries. These restrictions limit our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and or distributions on our capital stock, repurchase, redeem or retire our capital stock, prepay subordinated indebtedness and make investments;

•	issue preferred stock of subsidiaries;

•	guarantee other indebtedness;

•	create liens on our assets;

•	transfer and sell assets;

•	make capital expenditures above certain limits;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company or sell all or substantially all of our assets.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, the senior credit facility requires us to maintain specified financial ratios and satisfy certain financial covenants, including maintaining a maximum senior secured leverage ratio and total leverage ratio, and a minimum interest coverage ratio. Some of these financial ratios will become more restrictive over the life of the senior credit facility. We may be required to take action to reduce our indebtedness or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. We could also incur additional indebtedness having even more restrictive covenants. Our failure to comply with any of the covenants under the senior credit facility, the indenture governing the 6.625% senior notes, the indenture governing the 5 1⁄8% senior notes and the indenture governing the notes or any other indebtedness could prevent us from being able to draw on the revolver portion of the senior credit facility, cause an event of default under such documents and result in an acceleration of all of our outstanding indebtedness. If all of our outstanding indebtedness were to be accelerated, we likely would not be able to simultaneously satisfy all of our obligations under such indebtedness, which would materially adversely affect our financial condition and results of operations.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our indebtedness or the notes.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not be able to generate sufficient cash flow from operations or future borrowings may not be available to us under the senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or debt securities, including the 6.625% senior notes, the 5 1⁄8% senior notes and the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. However, we may not be able to complete such refinancing on commercially reasonable terms or at all. If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of the agreements governing our outstanding debt. If such a default were to occur, the lenders under the senior credit facility, and holders of the 6.625% senior notes, the 5 1⁄8% senior notes and the notes could elect to declare all amounts outstanding immediately due and payable, and the lenders would not be obligated to continue to advance funds under the senior credit facility. If the amounts outstanding under the senior credit facility or other agreements governing our outstanding debt, were accelerated, our assets may not be sufficient to repay in full the money owed to our lenders, holders of the 6.625% senior notes, the 5 1⁄8% senior notes and the notes and any other debt holders.

Because portions of our senior indebtedness have floating interest rates, a general increase in interest rates will adversely affect cash flows.

Borrowings under the senior credit facility bear interest at a variable rate. As a result, to the extent our exposure to increases in interest rates is not eliminated through interest rate protection agreements, such increases will result in higher debt service costs which will adversely affect our cash flows. We currently do not anticipate entering into any interest rate protection agreements to protect against interest rate fluctuations on borrowings under the senior credit facility. As of September 30, 2013, we had $599.3 million of indebtedness outstanding under the senior credit facility, and a one percent increase in the interest rate applicable to the senior credit facility would increase our annual interest expense by $6.0 million.

We depend on distributions from our subsidiaries to make payments on our indebtedness. These distributions may not be made.

A substantial portion of our business is conducted by our subsidiaries. Therefore, our ability to meet our payment obligations on our indebtedness is substantially dependent on the earnings of certain of our subsidiaries and the payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. Our subsidiaries are separate and distinct legal entities and, unless they expressly guarantee any indebtedness of ours, they are not obligated to make funds available for payment of our indebtedness in the form of loans, distributions or otherwise. Our subsidiaries’ ability to make any such loans, distributions or other payments to us will depend on their earnings, business results, the terms of their existing and any future indebtedness, tax considerations and legal or contractual restrictions to which they may be subject. If our subsidiaries do not make such payments to us, our ability to repay our indebtedness may be materially adversely affected. For the nine months ended September 30, 2013 and the year ended December 31, 2012, our guarantor and non-guarantor subsidiaries accounted for 72.1% and 64.4% of our consolidated revenues, respectively, and 95.6% and 75.5% of our total assets, respectively.

Risks Related to the Notes

The notes and the related guarantees are effectively subordinated to our and our subsidiary guarantors’ senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the notes.

The notes and the related guarantees are unsecured and therefore will be effectively subordinated to our secured indebtedness, including borrowings under the senior credit facility, to the extent of the value of the assets securing such indebtedness. As of September 30, 2013, we had borrowings under the senior credit facility of approximately $599.3 million (excluding $58.2 million of letters of credit outstanding as of September 30, 2013). In addition, the indenture governing the 6.625% senior notes, the indenture governing the 5 1⁄8% senior notes and the indenture governing the notes allow us and our subsidiary guarantors to incur a significant amount of additional indebtedness and to secure indebtedness, including any indebtedness incurred under credit facilities. In the event we or the guarantors become the subject of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our assets and the assets of the guarantors securing indebtedness could not be used to pay you until after all secured claims against us and the guarantors have been fully paid.

In addition, the notes and the related guarantees are structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes, including the trade payables. Our non-guarantor subsidiaries generated approximately 15.6% and 14.5% of our consolidated revenues and 11.8% and 12.8% of our consolidated EBITDA for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and held approximately 8.0% of our consolidated assets as of September 30, 2013. In addition, as of September 30, 2013 and December 31, 2012, our non-guarantor subsidiaries had $147.1 million of liabilities, including $93.5 million of indebtedness, and $182.3 million of liabilities, including $123.5 million of indebtedness, respectively.

There is no public market for the notes.

The notes are a new issue of securities for which there is currently no trading market. Although the initial purchasers have advised us on the date the unregistered notes were issued that they intend to make a market in the notes, they have no obligation to do so and may discontinue such activity at any time without notice. We cannot be sure that an active trading market will develop for the notes or, if developed, that it will continue. Moreover, if a market were to develop, the notes could trade at prices that may be lower than their initial offering price because of many factors, including, but not limited to:

•	prevailing interest rates for similar securities;

•	general economic conditions;

•	our financial condition, performance or prospects; and

•	the prospects for other companies in the same industry.

We may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so.

Upon a change of control as specified in “Description of Notes,” each holder of the notes, each holder of the 6.625% senior notes and each holder of the 5 1⁄8% senior notes will have the right to require us to repurchase their notes at 101% of their principal amount, plus accrued and unpaid interest, and, liquidated damages, if any, to the date of repurchase. The terms of the senior credit facility limit our ability to repurchase the notes in the event of a change of control. Any future agreement governing any of our indebtedness may contain similar restrictions and provisions. Accordingly, it is possible that restrictions in the senior credit facility or other indebtedness that may be incurred in the future will not allow the required repurchase of the notes, the 6.625% senior notes and the 5 1⁄8% senior notes upon a change of control. Even if such repurchase is permitted by the terms of our then existing indebtedness, we may not have sufficient funds available to satisfy our repurchase obligations. Our failure to purchase the notes would be a default under the indenture governing the notes, which in turn would trigger a default under the senior credit facility and the indentures governing the 6.625% senior notes and the 5 1⁄8% senior notes.

Fraudulent conveyance laws may permit courts to avoid the subsidiary guarantees of the notes and/or payments made under the subsidiary guarantees in specific circumstances, which would interfere with the payment under the subsidiary guarantees.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, any guarantee or payments thereunder made by any of our subsidiaries could be avoided, or claims under the guarantee of any of our subsidiaries could be subordinated to all other obligations of any such subsidiary, if the subsidiary, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value, or did not receive fair consideration, in exchange for incurring those obligations; and

(1) was insolvent or rendered insolvent by reason of that incurrence;

(2) was engaged in a business or transaction for which the subsidiary’s remaining assets constituted unreasonably small capital; or

(3) intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. We believe that each of our subsidiaries making a guarantee received reasonably equivalent value for incurring the guarantee, but a court may disagree with our conclusion or elect to apply a different standard in making its determination.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

We cannot assure you, however, as to what standard a court would apply in making these determinations.

In the event the payments by the guarantor are avoided, the value of such payments could be recovered for the benefit of: (i) the bankruptcy estate of the guarantor, (ii) an assignee of the guarantor’s assets in an Assignment for the Benefit of Creditors proceeding, and/or (iii) a creditor bringing the avoidance action. Also, your right to receive payments in respect of the notes from any such guarantor could be structurally subordinated to all indebtedness and other liabilities of that guarantor and/or disallowed in its entirety.

The indenture limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due.

In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable and, as a result, the subsidiary guarantees in that case were found to be fraudulent conveyances. The United States Court of Appeals for the Eleventh Circuit affirmed the liability findings of the Florida Bankruptcy Court without ruling directly on the enforceability of these types of provisions generally. If the Florida Bankruptcy Court’s decision is followed by other courts, the risk that the note guarantees would be deemed fraudulent conveyances would be significantly increased. If a guarantee of the notes is avoided as a fraudulent conveyance or is found to be unenforceable for any other reasons, you will not have a claim against the guarantor.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our other indebtedness, including a default under our senior credit facility, that is not cured or waived in accordance with the terms thereof, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our other indebtedness, or if we otherwise fail to comply with the various covenants, including operating covenants, in the instruments governing our indebtedness (including covenants in our senior credit facility, the indenture governing the 6.625% senior notes, the indenture governing the 5 1⁄8% senior notes and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could, in certain circumstances, elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If we breach our covenants under our senior credit facility or our other indebtedness and seek a waiver, we may not be able to obtain a waiver from the parties required under our senior credit facility. If this occurs, we would be in default under the instrument governing that indebtedness, the lenders or holders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may adversely affect the market value of the notes and increase our future borrowing costs and reduce our access to capital.

Upon the closing of the issuance of the notes, our notes were assigned a non-investment grade rating, and any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by a rating agency may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Risks Related to Our Business and Industry

From time to time, we may not have a management contract with a client to operate existing beds at a facility or new beds at a facility that we are expanding and we cannot assure you that such a contract will be obtained. Failure to obtain a management contract for these beds will subject us to carrying costs with no corresponding management revenue.

From time to time, we may not have a management contract with a client to operate existing beds or new beds at facilities that we are currently in the process of renovating and expanding. While we will always strive to work diligently with a number of different customers for the use of these beds, we cannot assure you that a contract for the beds will be secured on a timely basis, or at all. While a facility or new beds at a facility are vacant, we incur carrying costs. As of September 30, 2013, we were marketing approximately 6,000 vacant beds at six of our idle facilities to potential customers. The annual carrying cost of idle facilities in 2013 is estimated to be $20.4 million, including depreciation expense of $6.6 million, if the facilities remain vacant for the remainder of 2013. As of

September 30, 2013, these facilities had a net book value of $193.6 million. Failure to secure a management contract for a facility or expansion project could have a material adverse impact on our financial condition, results of operations and/or cash flows. We review our facilities for impairment whenever events or changes in circumstances indicate the net book value of the facility may not be recoverable. Impairment charges taken on our facilities could require material non-cash charges to our results of operations. In addition, in order to secure a management contract for these beds, we may need to incur significant capital expenditures to renovate or further expand the facility to meet potential clients’ needs.

Negative conditions in the capital markets could prevent us from obtaining financing, which could materially harm our business.

Our ability to obtain additional financing is highly dependent on the conditions of the capital markets, among other things. The capital and credit markets have been experiencing significant volatility and disruption since 2008. The downturn in the equity and debt markets, the tightening of the credit markets, the general economic slowdown and other macroeconomic conditions, such as the current global economic environment could prevent us from raising additional capital or obtaining additional financing on satisfactory terms, or at all. If we need, but cannot obtain, adequate capital as a result of negative conditions in the capital markets or otherwise, our business, results of operations and financial condition could be materially adversely affected. Additionally, such inability to obtain capital could prevent us from pursuing attractive business development opportunities, including new facility constructions or expansions of existing facilities, and business or asset acquisitions.

We are subject to the loss of our facility management contracts, due to terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers.

We are exposed to the risk that we may lose our facility management contracts primarily due to one of three reasons: (i) the termination by a government customer with or without cause at any time; (ii) the failure by a customer to exercise its unilateral option to renew a contract with us upon the expiration of the then current term; or (iii) our failure to win the right to continue to operate under a contract that has been competitively re-bid in a procurement process upon its termination or expiration. Our facility management contracts typically allow a contracting governmental agency to terminate a contract with or without cause at any time by giving us written notice ranging from 30 to 180 days. If government agencies were to use these provisions to terminate, or renegotiate the terms of their agreements with us, our financial condition and results of operations could be materially adversely affected. Aside from our customers’ unilateral right to terminate our facility management contracts with them at any time for any reason, there are two points during the typical lifecycle of a contract which may result in the loss by us of a facility management contract with our customers. We refer to these points as contract “renewals” and contract “re-bids.” Many of our facility management contracts with our government customers have an initial fixed term and subsequent renewal rights for one or more additional periods at the unilateral option of the customer. Because most of our contracts for youth services do not guarantee placement or revenue, we have not considered these contracts to ever be in the renewal or re-bid stage since they are more perpetual in nature. We count each government customer’s right to renew a particular facility management contract for an additional period as a separate “renewal.” For example, a five-year initial fixed term contract with customer options to renew for five separate additional one-year periods would, if fully exercised, be counted as five separate renewals, with one renewal coming in each of the five years following the initial term. As of December 31, 2012, 48 of our facility management contracts representing approximately 22,000 beds are scheduled to expire on or before December 31, 2013, unless renewed by the customer at its sole option in certain cases, or unless renewed by mutual agreement in other cases. These contracts represented 27% of our consolidated revenues for the fiscal year ended December 31, 2012. We undertake substantial efforts to renew our facility management contracts. Our average historical facility management contract renewal rate approximates 90%. However, given their unilateral nature, we cannot assure you that our customers will in fact exercise their renewal options under existing contracts. In addition, in connection with contract renewals, either we or the contracting government agency have typically requested changes or adjustments to contractual terms. As a result, contract renewals may be made on terms that are more or less favorable to us than those in existence prior to the renewals.

We define competitive re-bids as contracts currently under our management which we believe, based on our experience with the customer and the facility involved, will be re-bid to us and other potential service providers in a competitive procurement process upon the expiration or termination of our contract, assuming all renewal options are exercised. Our determination of which contracts we believe will be competitively re- bid may in some cases be subjective and judgmental, based largely on our knowledge of the dynamics involving a particular contract, the customer and the facility involved. Competitive re-bids may result from the expiration of the term of a contract, including the initial fixed term plus any renewal periods, or the early termination of a contract by a customer. Competitive re-bids are often required by applicable federal or state procurement laws periodically in order to further competitive pricing and other terms for the government customer. Potential bidders in competitive re-bid situations include us, other private operators and other government entities.

As of December 31, 2012, thirteen of our facility management contracts representing $80.1 million (or 5.4%) of our consolidated revenues for the year ended December 31, 2012 are subject to competitive re-bid in 2013. While we are pleased with our historical win rate on competitive re-bids and are committed to continuing to bid competitively on appropriate future competitive re-bid opportunities, we cannot in fact assure you that we will prevail in future re-bid situations. Also, we cannot assure you that any competitive re-bids we win will be on terms more favorable to us than those in existence with respect to the expiring contract.

For additional information on facility management contracts that we currently believe will be competitively re-bid during each of the next five years and thereafter, please see “Business — Government Contracts — Terminations, Renewals and Competitive Re-bids” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The loss by us of facility management contracts due to terminations, non-renewals or competitive re-bids could materially adversely affect our financial condition, results of operations and liquidity, including our ability to secure new facility management contracts from other government customers.

We may not be able to successfully identify, consummate or integrate acquisitions.

We have an active acquisition program, the objective of which is to identify suitable acquisition targets that will enhance our growth. The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions.

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of our acquisitions within the anticipated timing or at all. For example, elimination of duplicative costs may not be fully achieved or may take longer than anticipated. For at least the first year after a substantial acquisition, and possibly longer, the benefits from the acquisition will be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions that we would otherwise not be exposed to. An inability to realize the full extent of, or any of, the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business and results of operations.

As a result of our acquisitions, we have recorded and will continue to record a significant amount of goodwill and other intangible assets. In the future, our goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations.

We have a substantial amount of goodwill and other intangible assets resulting from business acquisitions. As of September 30, 2013, we had $657.3 million of goodwill and other intangible assets. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by Generally Accepted Accounting Principles, or GAAP, we will evaluate this goodwill for impairment by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Estimated fair values could change if there are changes in our capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows, or market capitalization. Impairments of goodwill or other intangible assets could require material non-cash charges to our results of operations.

Our growth depends on our ability to secure contracts to develop and manage new correctional, detention and community based facilities and to secure contracts to provide electronic monitoring services, community-based re-entry services and monitoring and supervision services, the demand for which is outside our control.

Our growth is primarily dependent upon our ability to obtain new contracts to develop and manage new correctional, detention and community based facilities, because contracts to manage existing public facilities have not to date typically been offered to private operators. Additionally, our growth is generally dependent upon our ability to obtain new contracts to offer electronic monitoring services, provide community-based re-entry services and provide monitoring and supervision services. Public sector demand for new privatized facilities in our areas of operation may decrease and our potential for growth will depend on a number of factors we cannot control, including overall economic conditions, governmental and public acceptance of the concept of privatization, government budgetary constraints, and the number of facilities available for privatization.

In particular, the demand for our correctional and detention facilities and services, electronic monitoring services, community-based re-entry services and monitoring and supervision services could be adversely affected by changes in existing criminal or immigration laws, crime rates in jurisdictions in which we operate, the relaxation of criminal or immigration enforcement efforts, leniency in conviction, sentencing or deportation practices, and the decriminalization of certain activities that are currently proscribed by criminal laws or the loosening of immigration laws. For example, any changes with respect to the decriminalization of drugs and controlled substances could affect the number of persons arrested, convicted, sentenced and incarcerated, thereby potentially reducing demand for correctional facilities to house them. Similarly, reductions in crime rates could lead to reductions in arrests, convictions and sentences requiring incarceration at correctional facilities. Immigration reform laws which are currently a focus for legislators and politicians at the federal, state and local level also could materially adversely impact us. Various factors outside our control could adversely impact the growth of our GEO Community Service business, including government customer resistance to the privatization of residential treatment facilities, and changes to Medicare and Medicaid reimbursement programs.

We may not be able to meet state requirements for capital investment or locate land for the development of new facilities, which could adversely affect our results of operations and future growth.

Certain jurisdictions, including California, have in the past required successful bidders to make a significant capital investment in connection with the financing of a particular project. If this trend were to continue in the future, we may not be able to obtain sufficient capital resources when needed to compete effectively for facility management contracts. Additionally, our success in obtaining new awards and contracts may depend, in part, upon our ability to locate land that can be leased or acquired under favorable terms. Otherwise desirable locations may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Our inability to secure financing and desirable locations for new facilities could adversely affect our results of operations and future growth.

We depend on a limited number of governmental customers for a significant portion of our revenues. The loss of, or a significant decrease in business from, these customers could seriously harm our financial condition and results of operations.

We currently derive, and expect to continue to derive, a significant portion of our revenues from a limited number of governmental agencies. Of our governmental clients, four customers through multiple individual contracts accounted for 50% of our consolidated revenues for the year ended December 31, 2012. In addition, three federal governmental agencies with correctional and detention responsibilities, the Bureau of Prisons, ICE, and the U.S. Marshals Service, accounted for 45.8% of our total consolidated revenues for the year ended December 31, 2012 through multiple individual contracts, with the Bureau of Prisons accounting for 17.0% of our total consolidated revenues for such period, ICE accounting for 17.3% of our total consolidated revenues for such period, and the U.S. Marshals Service accounting for 11.4% of our total consolidated revenues for such period; however no individual contract with these clients accounted for more than 5.0% of our total consolidated revenues. Government agencies from the State of Florida accounted for 4.1% of our total consolidated revenues for the year ended December 31, 2012 through multiple individual contracts. On March 1, 2013, as a result of the federal government being unable to reach an agreement on budget reduction measures required by the Budget Control Act of 2011, an automatic sequestration process was triggered which imposes automatic, across-the-board cuts to mandatory and discretionary federal spending in the amount of $1.2 trillion over the next ten years. We have had preliminary discussions with some of our clients regarding sequestration related issues and we do not currently believe that any impact to our contracts as a result of sequestration cuts would have a material impact on our financial results. However, the automatic sequestration process could result in a decline in, or redirection of, current and future budgets that could adversely affect our financial results. The loss of, or a significant decrease in, business from the Bureau of Prisons, ICE, the U.S. Marshals Service, the State of Florida or any other significant customers could seriously harm our financial condition and results of operations. We expect to continue to depend upon these federal and state agencies and a relatively small group of other governmental customers for a significant percentage of our revenues.

A decrease in occupancy levels could cause a decrease in revenues and profitability.

While a substantial portion of our cost structure is generally fixed, most of our revenues are generated under facility management contracts which provide for per diem payments based upon daily occupancy. Several of these contracts provide minimum revenue guarantees for us, regardless of occupancy levels, up to a specified maximum occupancy percentage. However, many of our contracts have no minimum revenue guarantees and simply provide for a fixed per diem payment for each inmate/detainee/patient actually housed. As a result, with respect to our contracts that have no minimum revenue guarantees and those that guarantee revenues only up to a certain specified occupancy percentage, we are highly dependent upon the governmental agencies with which we have contracts to provide inmates, detainees and patients for our managed facilities. Under a per diem rate structure, a decrease in our occupancy rates could cause a decrease in revenues and profitability. Recently, the State of California implemented its Criminal Justice Realignment Plan. As a result of the implementation of the Criminal Justice Realignment Plan, the State of California discontinued contracts with Community Correctional Facilities which housed low level state offenders across the state. The implementation of the Criminal Justice Realignment Plan by California resulted in the cancellation of our agreements for the housing of low level state offenders at three of our California Community Corrections facilities as well as an agreement for the housing of out-of-state California inmates at our North Lake Correctional Facility in Michigan. Also, in Michigan there have been recommendations for the early release of inmates to relieve overcrowding conditions. When combined with relatively fixed costs for operating each facility, regardless of the occupancy level, a material decrease in occupancy levels at one or more of our facilities could have a material adverse effect on our revenues and profitability, and consequently, on our financial condition and results of operations.

State budgetary constraints may have a material adverse impact on us.

State budgets continue their slow to moderate recovery. While most states anticipate revenues to increase in fiscal year 2013 compared with fiscal year 2012, several states still face budget shortfalls. According to the

National Conference of State Legislatures, despite these positive trends, federal deficit reduction actions, increasing program pressures, international debt crises and the impact from recent storms will continue to challenge lawmakers as they begin their new legislative sessions. At December 31, 2012, we had eleven state correctional clients: Florida, Georgia, Alaska, Louisiana, Virginia, Indiana, Texas, Oklahoma, New Mexico, Arizona, and California. If state budgetary constraints persist or intensify, our eleven state customers’ ability to pay us may be impaired and/or we may be forced to renegotiate our management contracts with those customers on less favorable terms and our financial condition, results of operations or cash flows could be materially adversely impacted. In addition, budgetary constraints in states that are not our current customers could prevent those states from outsourcing correctional, detention or community-based service opportunities that we otherwise could have pursued.

Competition for inmates may adversely affect the profitability of our business.

We compete with government entities and other private operators on the basis of cost, quality and range of services offered, experience in managing facilities, and reputation of management and personnel. Barriers to entering the market for the management of correctional and detention facilities may not be sufficient to limit additional competition in our industry. In addition, some of our government customers may assume the management of a facility currently managed by us upon the termination of the corresponding management contract or, if such customers have capacity at the facilities which they operate, they may take inmates currently housed in our facilities and transfer them to government operated facilities. Since we are paid on a per diem basis with no minimum guaranteed occupancy under some of our contracts, the loss of such inmates and resulting decrease in occupancy could cause a decrease in both our revenues and our profitability.

We are dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state and local levels.

Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the contracting governmental agency does not receive sufficient appropriations to cover its contractual obligations, it may terminate our contract or delay or reduce payment to us. Any delays in payment, or the termination of a contract, could have a material adverse effect on our cash flow and financial condition, which may make it difficult to satisfy our payment obligations on our indebtedness, including the notes, the 6.625% senior notes, the 5 1⁄8% senior notes and the senior credit facility, in a timely manner. In addition, as a result of, among other things, recent economic developments, federal, state and local governments have encountered, and may continue to encounter, unusual budgetary constraints. As a result, a number of state and local governments are under pressure to control additional spending or reduce current levels of spending which could limit or eliminate appropriations for the facilities that we operate. Additionally, as a result of these factors, we may be requested in the future to reduce our existing per diem contract rates or forego prospective increases to those rates. Budgetary limitations may also make it more difficult for us to renew our existing contracts on favorable terms or at all. Further, a number of states in which we operate are experiencing budget constraints for fiscal year 2013. We cannot assure that these constraints will not result in reductions in per diems, delays in payment for services rendered or unilateral termination of contracts.

Public resistance to privatization of correctional, detention, mental health and residential facilities could result in our inability to obtain new contracts or the loss of existing contracts, which could have a material adverse effect on our business, financial condition and results of operations.

The management and operation of correctional, detention, community based facilities by private entities has not achieved complete acceptance by either government agencies or the public. Some governmental agencies have limitations on their ability to delegate their traditional management responsibilities for such facilities to private companies and additional legislative changes or prohibitions could occur that further increase these limitations. In addition, the movement toward privatization of such facilities has encountered resistance from groups, such as labor unions, that believe that correctional, detention and community based facilities should only be operated by governmental agencies. Changes in governing political parties could also result in significant changes to previously established views of privatization. Increased public resistance to the privatization of correctional, detention, and community based facilities in any of the markets in which we operate, as a result of these or other factors, could have a material adverse effect on our business, financial condition and results of operations.

Operating juvenile correctional facilities poses certain unique or increased risks and difficulties compared to operating other facilities.

As a result of the Cornell Acquisition in 2010, we re-entered the market of operating juvenile correctional facilities. We intentionally had exited the market of operating juvenile correctional facilities a number of years prior to the Cornell Acquisition. Operating juvenile correctional facilities may pose increased operational risks and difficulties that may result in increased litigation, higher personnel costs, higher levels of turnover of personnel and reduced profitability. Examples of the increased operational risks and difficulties involved in operating juvenile correctional facilities include, higher staff ratios, elevated reporting and audit requirements, and multiple funding sources as opposed to a single source payer. Additionally, juvenile services contracts related to educational services may provide for annual collection several months after a school year is completed. This may pose a risk that we will not be able to collect the full amount owed thereby reducing our profitability or it may adversely impact our annual budgeting process due to the lag time between us providing the educational services provided under a contract and collecting the amount owed to us for such services. We cannot assure that we will be successful in operating juvenile correctional facilities or that we will be able to minimize the risks and difficulties involved while yielding an attractive profit margin.

Adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts.

Any negative publicity about an escape, riot or other disturbance or perceived poor conditions at a privately managed facility, any failures experienced by our electronic monitoring services or the loss or unauthorized access to any of the data we maintain in the course of providing our services may result in publicity adverse to us and the private corrections industry in general. Any of these occurrences or continued trends may make it more difficult for us to renew existing contracts or to obtain new contracts or could result in the termination of an existing contract or the closure of one or more of our facilities, which could have a material adverse effect on our business. Such negative events may also result in a significant increase in our liability insurance costs.

We may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and not be recouped.

When we are awarded a contract to manage a facility, we may incur significant start-up and operating expenses, including the cost of constructing the facility, purchasing equipment and staffing the facility, before we receive any payments under the contract. These expenditures could result in a significant reduction in our cash reserves and may make it more difficult for us to meet other cash obligations, including our payment obligations on the notes, the 6.625% senior notes, the 5 1⁄8% senior notes and the senior credit facility. In addition, a contract may be terminated prior to its scheduled expiration and as a result we may not recover these expenditures or realize any return on our investment.

Failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations.

The industry in which we operate is subject to extensive federal, state and local regulation, including educational, environmental, health care and safety laws, rules and regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the corrections industry, and the combination of regulations affects all areas of our operations. Corrections officers and juvenile care workers are customarily required to meet certain training standards and, in some instances, facility personnel are required to be licensed and are subject to background investigations. Certain jurisdictions also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. We may not always successfully comply with these and other regulations to which we are subject and failure to comply can result in material penalties or the non-renewal or termination of facility management contracts. In addition, changes in existing regulations could require us to substantially modify the manner in which we conduct our business and, therefore, could have a material adverse effect on us. In addition, private prison managers are increasingly subject to government legislation and regulation attempting to restrict the ability of private prison managers to house certain types of inmates, such as inmates from other jurisdictions or inmates at medium or higher security levels. Legislation has been enacted in several states, and has previously been proposed in the United States House of Representatives, containing such restrictions. Although we do not believe that existing legislation will have a material adverse effect on us, future legislation may have such an effect on us.

Governmental agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund amounts we have received, to forego anticipated revenues and we may be subject to penalties and sanctions, including prohibitions on our bidding in response to Requests for Proposals, or RFPs, from governmental agencies to manage correctional facilities. Governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, governmental agencies may review our performance of the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. For contracts that actually or effectively provide for certain reimbursement of expenses, if an agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs, and we could be required to refund the amount of any such costs that have been reimbursed. If we are found to have engaged in improper or illegal activities, including under the United States False Claims Act, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with certain governmental entities. An adverse determination in an action alleging improper or illegal activities by us could also adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

In addition to compliance with applicable laws and regulations, our facility management contracts typically have numerous requirements addressing all aspects of our operations which we may not be able to satisfy. For example, our contracts require us to maintain certain levels of coverage for general liability, workers’ compensation, vehicle liability, and property loss or damage. If we do not maintain the required categories and levels of coverage, the contracting governmental agency may be permitted to terminate the contract. In addition, we are required under our contracts to indemnify the contracting governmental agency for all claims and costs arising out of our management of facilities and, in some instances, we are required to maintain performance bonds relating to the construction, development and operation of facilities. Facility management contracts also typically include reporting requirements, supervision and on-site monitoring by representatives of the contracting governmental agencies. Failure to properly adhere to the various terms of our customer contracts could expose us to liability for damages relating to any breaches as well as the loss of such contracts, which could materially adversely impact us.

We may face community opposition to facility location, which may adversely affect our ability to obtain new contracts.

Our success in obtaining new awards and contracts sometimes depends, in part, upon our ability to locate land that can be leased or acquired, on economically favorable terms, by us or other entities working with us in conjunction with our proposal to construct and/or manage a facility. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. When we select the intended project site, we attempt to conduct business in communities where local leaders and residents generally support the establishment of a privatized correctional or detention facility. Future efforts to find suitable host communities may not be successful. In many cases, the site selection is made by the contracting governmental entity. In such cases, site selection may be made for reasons related to political and/or economic development interests and may lead to the selection of sites that have less favorable environments.

Our business operations expose us to various liabilities for which we may not have adequate insurance.

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. However, we generally have high deductible payment requirements on our primary insurance policies, including our general liability insurance, and there are also varying limits on the maximum amount of our overall coverage. As a result, the insurance we maintain to cover the various liabilities to which we are exposed may not be adequate. Any losses relating to matters for which we are either uninsured or for which we do not have adequate insurance could have a material adverse effect on our business, financial condition or results of operations. In addition, any losses relating to employment matters could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to obtain or maintain the insurance levels required by our government contracts.

Our government contracts require us to obtain and maintain specified insurance levels. The occurrence of any events specific to our company or to our industry, or a general rise in insurance rates, could substantially increase our costs of obtaining or maintaining the levels of insurance required under our government contracts, or prevent us from obtaining or maintaining such insurance altogether. If we are unable to obtain or maintain the required insurance levels, our ability to win new government contracts, renew government contracts that have expired and retain existing government contracts could be significantly impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Our international operations expose us to risks which could materially adversely affect our financial condition and results of operations.

For the nine months ended September 30, 2013 and the year ended December 31, 2012, our international operations accounted for 13.7% and 14.3%, respectively, of our consolidated revenues from continuing operations. We face risks associated with our operations outside the United States. These risks include, among others, political and economic instability, exchange rate fluctuations, taxes, duties and the laws or regulations in those foreign jurisdictions in which we operate. In the event that we experience any difficulties arising from our operations in foreign markets, our business, financial condition and results of operations may be materially adversely affected.

We conduct certain of our operations through joint ventures, which may lead to disagreements with our joint venture partners and adversely affect our interest in the joint ventures.

We conduct our operations in South Africa through our consolidated joint venture, South African Custodial Management Pty. Limited, which we refer to as SACM, and through our 50% owned joint venture South African Custodial Services Pty. Limited, referred to as SACS. We conduct our prisoner escort and related custody services in the United Kingdom through our 50% unconsolidated joint venture in GEO Amey PECS Limited, which we refer to as GEOAmey. We may enter into additional joint ventures in the future. Although we have the majority vote in our consolidated joint venture, SACM, through our ownership of 62.5% of the voting shares, we share equal voting control on all significant matters to come before SACS. We also share equal voting control on all significant matters to come before GEOAmey. These joint venture partners, as well as any future partners, may have interests that are different from ours which may result in conflicting views as to the conduct of the business of the joint venture. In the event that we have a disagreement with a joint venture partner as to the resolution of a particular issue to come before the joint venture, or as to the management or conduct of the business of the joint venture in general, we may not be able to resolve such disagreement in our favor and such disagreement could have a material adverse effect on our interest in the joint venture or the business of the joint venture in general.

We are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel.

We are dependent upon the continued service of each member of our senior management team, including George C. Zoley, Ph.D., our Chairman and Chief Executive Officer, Brian R. Evans, our Chief Financial Officer, John M. Hurley, our Senior Vice President, Operations and President, U.S. Corrections & Detention, Jorge A. Dominicis, Senior Vice President, GEO Community Services, and also our other five executive officers at the Vice President level and above. The unexpected loss of Mr. Zoley, Mr. Evans or any other key member of our senior management team could materially adversely affect our business, financial condition or results of operations.

In addition, the services we provide are labor-intensive. When we are awarded a facility management contract or open a new facility, depending on the service we have been contracted to provide, we may need to hire operating management, correctional officers, security staff, physicians, nurses and other qualified personnel. The success of our business requires that we attract, develop and retain these personnel. Our inability to hire sufficient qualified personnel on a timely basis or the loss of significant numbers of personnel at existing facilities could have a material effect on our business, financial condition or results of operations.

Our profitability may be materially adversely affected by inflation.

Many of our facility management contracts provide for fixed management fees or fees that increase by only small amounts during their terms. While a substantial portion of our cost structure is generally fixed, if, due to inflation or other causes, our operating expenses, such as costs relating to personnel, utilities, insurance, medical and food, increase at rates faster than increases, if any, in our facility management fees, then our profitability could be materially adversely affected.

Various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations.

Our ownership of correctional and detention facilities subjects us to risks typically associated with investments in real estate. Investments in real estate, and in particular, correctional and detention facilities, are relatively illiquid and, therefore, our ability to divest ourselves of one or more of our facilities promptly in response to changed conditions is limited. Investments in correctional and detention facilities, in particular, subject us to risks involving potential exposure to environmental liability and uninsured loss. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. In addition, although we maintain insurance for many types of losses, there are certain types of losses, such as losses from earthquakes, riots and acts of terrorism, which may be either uninsurable or for which it may not be economically feasible to obtain insurance coverage, in light of the substantial costs associated with such insurance. As a result, we could lose both our capital invested in, and anticipated profits from, one or more of the facilities we own. Further, even if we have insurance for a particular loss, we may experience losses that may exceed the limits of our coverage.

Risks related to facility construction and development activities may increase our costs related to such activities.

When we are engaged to perform construction and design services for a facility, we typically act as the primary contractor and subcontract with other companies who act as the general contractors. As primary contractor, we are subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) which could cause construction delays. In addition, we are subject to the risk that the general contractor will be unable to complete construction within the level of budgeted costs or be unable to fund any excess construction costs, even though we typically require general contractors to post construction bonds and insurance. Under such contracts, we are ultimately liable for all late delivery penalties and cost overruns.

The rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results.

We are often required to post performance bonds issued by a surety company as a condition to bidding on or being awarded a facility development contract. Availability and pricing of these surety commitments is subject to general market and industry conditions, among other factors. Recent events in the economy have caused the surety market to become unsettled, causing many reinsurers and sureties to reevaluate their commitment levels and required returns. As a result, surety bond premiums generally are increasing. If we are unable to effectively pass along the higher surety costs to our customers, any increase in surety costs could adversely affect our operating results. In addition, we may not continue to have access to surety credit or be able to secure bonds economically, without additional collateral, or at the levels required for any potential facility development or contract bids. If we are unable to obtain adequate levels of surety credit on favorable terms, we would have to rely upon letters of credit under the senior credit facility, which would entail higher costs even if such borrowing capacity was available when desired, and our ability to bid for or obtain new contracts could be impaired.

Adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations.

At December 31, 2012, approximately 21% of our workforce was covered by collective bargaining agreements and, as of such date, collective bargaining agreements with approximately 2% of our employees were set to expire in less than one year. While only approximately 21% of our workforce schedule is covered by collective bargaining agreements, increases in organizational activity or any future work stoppages could have a material adverse effect on our business, financial condition, or results of operations.

Technological change could cause our electronic monitoring products and technology to become obsolete or require the redesign of our electronic monitoring products, which could have a material adverse effect on our business.

Technological changes within the electronic monitoring business in which we conduct business may require us to expend substantial resources in an effort to develop and/or utilize new electronic monitoring products and technology. We may not be able to anticipate or respond to technological changes in a timely manner, and our response may not result in successful electronic monitoring product development and timely product introductions. If we are unable to anticipate or timely respond to technological changes, our business could be adversely affected and could compromise our competitive position, particularly if our competitors announce or introduce new electronic monitoring products and services in advance of us. Additionally, new electronic monitoring products and technology face the uncertainty of customer acceptance and reaction from competitors.

Any negative changes in the level of acceptance of or resistance to the use of electronic monitoring products and services by governmental customers could have a material adverse effect on our business, financial condition and results of operations.

Governmental customers use electronic monitoring products and services to monitor low risk offenders as a way to help reduce overcrowding in correctional facilities, as a monitoring and sanctioning tool, and to promote public safety by imposing restrictions on movement and serving as a deterrent for alcohol usage. If the level of acceptance of or resistance to the use of electronic monitoring products and services by governmental customers were to change over time in a negative manner so that governmental customers decide to decrease their usage levels and contracting for electronic monitoring products and services, this could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of third parties to manufacture and supply quality infrastructure components for our electronic monitoring products. If our suppliers cannot provide the components or services we require and with such quality as we expect, our ability to market and sell our electronic monitoring products and services could be harmed.

If our suppliers fail to supply components in a timely manner that meets our quantity, quality, cost requirements, or technical specifications, we may not be able to access alternative sources of these components within a reasonable period of time or at commercially reasonable rates. A reduction or interruption in the supply of components, or a significant increase in the price of components, could have a material adverse effect on our marketing and sales initiatives, which could adversely affect our financial condition and results of operations.

Providing electronic monitoring services is a relatively new line of business for us and as a result we are subject to all of the risks and uncertainties of developing a new line of business.

Prior to our acquisition of B.I. Incorporated, which we refer to as BI, we had never provided electronic monitoring services and had no prior experience in the electronic monitoring services industry. As a result of our acquisition of BI, we entered into a new line of business. Our success providing electronic monitoring services will be subject to all of the uncertainties regarding the development of a new business. There can be no assurance regarding the continued acceptance of electronic monitoring services by our customers. Additionally, we may experience difficulties keeping ahead of or reacting to technological changes in the electronic monitoring services industry as well as reacting to other challenges of the electronic monitoring services industry due to our lack of experience in this industry.

The interruption, delay or failure of the provision of our services or information systems could adversely affect our business.

Certain segments of our business depend significantly on effective information systems. As with all companies that utilize information technology, we are vulnerable to negative impacts if information is inadvertently interrupted, delayed, compromised or lost. We routinely process, store and transmit large amounts of data for our clients. The interruption, delay or failure of our services, information systems or client data could cost us both monetarily and in terms of client good will, lost business, disruption of business, adverse impacts to our results of operations and exposure to the risks of litigation. Such interruptions, delays or failures could damage our brand and reputation. Prior to our acquisition of BI, BI experienced such an issue in October 2010 with one of its offender monitoring servers that caused the server’s automatic notification system to be temporarily disabled resulting in delayed notifications to customers when a database exceeded its data storage capacity. The issue was resolved within approximately 12 hours. We continually work to update and maintain effective information systems, however, there can be no assurance that we will not experience an interruption, delay or failure of our services, information systems or client data that would adversely impact our business.

An inability to acquire, protect or maintain our intellectual property and patents in the electronic monitoring space could harm our ability to compete or grow.

We have numerous United States and foreign patents issued as well as a number of United States patents pending in the electronic monitoring space. There can be no assurance that the protection afforded by these patents will provide us with a competitive advantage, prevent our competitors from duplicating our products, or that we will be able to assert our intellectual property rights in infringement actions.

In addition, any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. There can be no assurance that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded to our products could be impaired, which could significantly impede our ability to market our products, negatively affect our competitive position and harm our business and operating results.

There can be no assurance that any pending or future patent applications held by us will result in an issued patent, or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies. The issuance of a patent is not conclusive as to its validity or its enforceability. The United States federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. Our patents and patent applications cover particular aspects of our products. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. If these developments were to occur, it could have an adverse effect on our sales. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies, which could result in a decrease in our sales and market share that would harm our business and operating results.

Additionally, the expiration of any of our patents may reduce the barriers to entry into our electronic monitoring line of business and may result in loss of market share and a decrease in our competitive abilities, thus having a potential adverse effect on our financial condition, results of operations and cash flows.

Our electronic monitoring products could infringe on the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products.

There can be no assurance that our current products or products under development will not infringe any patent or other intellectual property rights of third parties. If infringement claims are brought against us, whether successfully or not, these assertions could distract management from other tasks important to the success of our business, necessitate us expending potentially significant funds and resources to defend or settle such claims and harm our reputation. We cannot be certain that we will have the financial resources to defend ourselves against any patent or other intellectual property litigation.

In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any products that incorporate the asserted intellectual property, which would adversely affect our revenue;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; or

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do.

In the event of an adverse determination in an intellectual property suit or proceeding, or our failure to license essential technology, our sales could be harmed and/or our costs could be increased, which would harm our financial condition.

We license intellectual property rights in the electronic monitoring space, including patents, from third party owners. If such owners do not properly maintain or enforce the intellectual property underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our license.

We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful to our business. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce our licensed intellectual property. Our licensors may not successfully prosecute any applications for or maintain intellectual property to which we have licenses, may determine not to pursue litigation against other companies that are infringing such intellectual property, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer similar products for sale, which could adversely affect our competitive business position and harm our business prospects. If we lose any of our right to use third-party intellectual property, it could adversely affect our ability to commercialize our technologies, products or services, as well as harm our competitive business position and our business prospects.

We may be subject to costly product liability claims from the use of our electronic monitoring products, which could damage our reputation, impair the marketability of our products and services and force us to pay costs and damages that may not be covered by adequate insurance.

Manufacturing, marketing, selling, testing and the operation of our electronic monitoring products and services entail a risk of product liability. We could be subject to product liability claims to the extent our electronic monitoring products fail to perform as intended. Even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and impairment in the marketability of our electronic monitoring products and services. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of our insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would harm our business.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We entered into a registration rights agreement with respect to the old notes. Under the registration rights agreement, we agreed, for the benefit of the holders of the old notes that we will, (a) not later than 75 days after the date of original issuance of the notes, file a registration statement with the Commission with respect to a registered offer to exchange the old notes for new notes of the Company having terms substantially identical in all material respects to such old notes (except that the new notes will generally not contain terms with respect to transfer restrictions), (b) use our reasonable best efforts to cause the registration statement provided for under the registration rights agreement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes and (c) use our reasonable best efforts to cause the exchange offer to be consummated on the earliest practicable date after the registration statement has become effective, but in no event later than 30 days after the registration statement has become effective. We will keep the exchange offer for the old notes open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes eligible to participate in the exchange offer.

For each old note surrendered to us pursuant to the exchange offer, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on such outstanding note, from the date of its original issue.

Under existing Commission interpretations, new notes acquired in a registered exchange offer by holders of old notes are freely transferable without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding to participate in the distribution of the new notes and that it is not an affiliate of the Company, as such terms are interpreted by the Commission, provided that broker-dealers (“participating broker-dealers”) receiving new notes in a registered exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement relating to such new notes.

Under the registration rights agreement, we are required to allow participating broker-dealers and other Persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such new notes for 180 days following the effective date of such exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

A holder of old notes who wishes to exchange its old notes for new notes in the exchange offer will be required to represent in the letter of transmittal that any new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any Person to participate in the distribution (within the meaning of the Securities Act) of the new notes and that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Resale of New Notes

Based on no-action letters of the Commission staff issued to third parties, we believe that new notes received in the exchange offer may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new notes.

The Commission, however, has not considered the exchange offer for the new notes in the context of a specific no action letter, and the Commission may not make a similar determination as in the no-action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the related new notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. A broker-dealer may participate in the exchange offer only if it acquired the old notes as a result of market-making activities or other trading activities. Broker-dealers that purchased their old notes directly from us may not participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only for new notes and only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $250,000,000 in aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender old notes in an exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on February 4, 2014, which is the 21st business day following the commencement of the exchange offer, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes that are subject to the exchange offer of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied in relation to the exchange offer, we reserve the right, in our sole discretion

•	to delay accepting for exchange any old notes,

•	to extend the exchange offer, or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of old notes that are subject to the exchange offer. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the old notes that are subject to the exchange offer. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if it would otherwise expire during such period. We are generally required to extend the exchange offer for any material amendment so that at least five business days remain in the exchange offer after the amendment.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any old notes if the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the Commission. Similarly, we may terminate the exchange offer as provided in this prospectus before the expiration date in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times, provided that all conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver such letter of transmittal or facsimile to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

•	comply with the automated tender offer program procedures of The Depository Trust Company, or DTC, described below.

In addition:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to 5:00 p.m., New York City time, on the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder that is not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letters of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. You should not send the letters of transmittal or old notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder of the old notes.

The transfer of registered ownership, if permitted under the indenture for the Notes, may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal (as described below) guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the notes are tendered:

•	by a registered holder who has not completed the box titled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal;

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondence in the United States, or an eligible guarantor institution.

When You Need Endorsements or Bond Powers

If a letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

If a letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing a letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	the agreement may be enforced against such participant.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes in the exchange offer. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular old notes, provided that we will apply any such waiver equally to all holders of old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for old notes that we have accepted for exchange under an exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. In the case of old notes tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those old notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Book-Entry Transfer

The exchange agent will establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m., New York City, time on the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution,

•	prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

❖	setting forth your name and address, the registered number(s) of your old notes and the principal amount of old notes tendered,

❖	stating that the tender is being made thereby, and

❖	guaranteeing that, within three (3) New York Stock Exchange (“NYSE”) trading days after the applicable expiration date, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent, and

❖	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) NYSE trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to you if you wish to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender under the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address indicated on the cover page of the letter of transmittal; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn; and

•	identify the old notes to be withdrawn, including the principal amount of such old notes.

If old notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering” above on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders with respect to the exchange offer. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange your old notes for new notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying values as the old notes. For each issue of the old notes, this carrying value is the aggregate principal amount of the old notes less any applicable original issue discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes tendered by you and accepted by us in the exchange offer, new notes in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our indebtedness.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth the selected historical financial and other data of us and our consolidated subsidiaries at the dates and for the periods indicated. The selected consolidated balance sheet data as of December 31, 2012 and January 1, 2012 and the selected consolidated statements of comprehensive income data and other financial data for each of the years in the three-year period ended December 31, 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected balance sheet data as of January 2, 2011, January 2, 2010 and December 28, 2008 and the selected consolidated statements of comprehensive income data and other financial data for each of January 3, 2010 and December 28, 2008 have been derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus. The selected consolidated statements of comprehensive income and other financial data for each of the years in the five-year period ended December 31, 2012 reflect the reclassification of certain amounts as discontinued operations. In connection with our conversion to a REIT, we determined to change our fiscal year end from the close of business on the Sunday closest to December 31 of each year to December 31 of each year. This change was effective for the 2012 fiscal year and as a result the 2012 fiscal year ended on December 31, 2012 instead of December 30, 2012. The selected historical financial and other data as of and for the nine months ended September 30, 2013 and September 30, 2012 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the presentation of such results includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The financial results for the nine months ended September 30, 2013 may not be indicative of our financial results for the full fiscal year.

The information presented below should be read in conjunction with the historical consolidated financial statements of GEO, including the related notes, with GEO’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus. All amounts are presented in thousands except operational data.

	Fiscal Year Ended					Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Consolidated Statements of Comprehensive Income:
Revenues	$885,840	$976,504	$1,084,592	$1,407,172	$1,479,062	$1,100,331	$1,138,526
Operating costs and expenses
Operating expenses	681,457	753,258	811,767	1,036,010	1,089,232	808,003	843,946
Depreciation and amortization	35,025	37,022	44,365	81,548	91,685	68,145	70,480
General and administrative expenses	64,384	62,619	101,558	110,015	113,792	79,143	86,625

Total operating costs and expenses	$780,866	$852,899	$957,690	$1,227,573	$1,294,709	$955,291	$1,001,051

Operating income	104,974	123,605	126,902	179,599	184,353	145,040	137,475
Interest income	7,045	4,943	6,242	7,032	6,716	5,219	3,433
Interest expense(1)	(30,202)	(28,518)	(40,694)	(75,378)	(82,189)	(62,029)	(62,013)
Loss on extinguishment of debt	—	(6,839)	(7,933)	—	(8,462)	(8,462)	(6,978)

Income before income taxes, equity in earnings of affiliates, and discontinued operations	$81,817	$93,191	$84,517	$111,253	$100,418	$79,768	$71,917
Provision (benefit) for income taxes	30,668	37,649	34,364	43,172	(40,562)	32,275	(14,142)
Equity in earnings of affiliates, net of income tax	4,623	3,517	4,218	1,563	3,578	1,652	3,772

Income from continuing operations	55,772	59,059	54,371	69,644	144,558	49,145	89,831
Income (loss) from discontinued operations, net of income tax	3,506	7,064	8,419	7,819	(10,660)	3,117	(2,265)

Net income	59,278	66,123	62,790	77,463	133,898	52,262	87,566
Less: (Income) loss attributable to noncontrolling interests	(376)	(169)	678	1,162	852	881	(42)

Net income attributable to The GEO Group, Inc.	$58,902	$65,954	$63,468	$78,625	$134,750	$53,143	$87,524

	Fiscal Year Ended					Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Other comprehensive income (loss), net of tax:
Net income	$59,278	$66,123	$62,790	$77,463	$133,898	$52,262	$87,566
Total other comprehensive income (loss), net of tax	(14,361)	12,174	4,645	(8,253)	624	(380)	(5,791)

Total comprehensive income	44,917	78,297	67,435	69,210	134,522	51,882	81,775
Comprehensive (income) loss attributable to noncontrolling interests	(210)	428	608	1,274	968	900	38

Comprehensive income attributable to The GEO Group, Inc.	$44,707	$78,725	$68,043	$70,484	$135,490	$52,782	$81,813

Weighted Average Common Shares Outstanding:
Basic	50,539	50,879	55,379	63,425	60,934	60,838	71,046
Diluted	51,830	51,922	55,989	63,740	61,265	61,083	71,557

	Fiscal Year Ended					Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Income per Common Share Attributable to The GEO Group, Inc.
Basic:
Income from continuing operations	$1.09	$1.15	$0.99	$1.12	$2.39	$0.82	$1.26
Income (loss) from discontinued operations	0.07	0.14	0.15	0.12	(0.17)	0.05	(0.03)
Net income per share — basic	1.17	1.30	1.15	1.24	2.21	0.87	1.23
Diluted:
Income from continuing operations	$1.06	$1.13	$0.98	$1.11	$2.37	$0.82	$1.25
Income (loss) from discontinued operations	0.08	0.14	0.15	0.12	(0.17)	0.05	(0.03)
Net income per share — basic	1.14	1.27	1.13	1.23	2.20	0.87	1.22
Cash and Stock Dividends Per Common Share:
Quarterly Cash Dividends	—	—	—	—	0.40	0.20	1.50
Special Dividend — Cash and Stock	—	—	—	—	5.68	—	—
Business Segment Data:
Revenues:
U.S. Corrections & Detention	$674,621	$740,451	$805,857	$925,695	$975,445	$724,665	$756,229
GEO Community Services(2)	8,647	11,569	76,913	280,080	291,891	217,682	225,892
International Services	116,675	126,449	178,567	201,397	211,726	157,984	156,405
Facility Construction & Design	85,897	98,035	23,255	—	—	—	—

Total revenues	$885,840	$976,504	$1,084,592	$1,407,172	$1,479,062	$1,100,331	$1,138,526

Operating income
U.S. Corrections & Detention	$153,993	$173,325	$198,837	$215,406	$222,703	$165,675	$161,550
GEO Community Services(2)	5,606	5,522	15,877	61,270	65,401	49,620	53,387
International Services	9,433	6,996	11,364	12,938	10,041	8,888	9,163
Facility Construction & Design	326	381	2,382	—	—	—	—
Unallocated G&A expenses	(64,384)	(62,619)	(101,558)	(110,015)	(113,792)	(79,143)	(86,625)

Total operating income	$104,974	$123,605	$126,902	$179,599	$184,353	$145,040	$137,475

	Fiscal Year Ended					Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Balance Sheet Data (at period end):
Cash and cash equivalents	$30,862	$28,592	$38,088	$43,378	$31,755	$69,085	$53,161
Restricted cash and investments	32,400	33,651	89,977	99,459	48,410	15,530	9,337
Accounts receivable, net	178,994	175,796	247,630	265,250	246,635	251,459	244,558
Property and equipment, net	875,659	979,867	1,493,389	1,688,356	1,687,159	1,709,628	1,729,407
Total assets	1,288,622	1,447,818	2,412,373	3,049,923	2,839,194	2,967,569	2,895,405
Total debt	512,133	584,694	1,044,942	1,594,317	1,488,173	1,498,070	1,557,078
Total shareholders’ equity	579,597	665,098	1,039,490	1,038,521	1,047,304	1,051,839	1,034,373
Other Financial Data:
Depreciation and amortization expense	35,025	37,022	44,365	81,548	91,685	68,145	70,480
Non-GAAP Financial Data:
EBITDA(3)	143,187	158,673	169,764	265,116	272,814	207,233	206,221
Adjusted EBITDA(3)	155,342	174,730	208,083	301,415	318,896	222,588	226,363
Funds From Operations(4)	82,025	86,814	86,914	114,313	196,592	87,941	128,163
Normalized Funds From Operations(4)(5)	82,025	93,653	120,228	120,621	143,162	93,523	125,669
Adjusted Funds From Operations (AFFO)(4)(5)	87,412	101,673	124,929	132,723	163,338	110,918	153,716
Financial Ratios:
Ratio of earnings to fixed charges	2.8x	2.8x	2.3x	2.2x	1.9x	2.0x	1.9x
Other Operational Data (end of period):
Facilities in operation(6)	53	50	98	90	87	87	87
Operations capacity of contracts(6)	48,402	49,388	70,552	65,787	65,949	66,754	67,178
Compensated mandays(7)	14,688,262	15,888,828	17,203,880	19,884,802	20,476,153	15,241,623	15,612,429

(1)	Interest expense excludes the following capitalized interest amounts for the periods presented:

Fiscal Year Ended					Nine Months Ended
December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
$4,343	$4,942	$4,144	$3,060	$1,244	$1,244	$2

(2)	Our GEO Care reporting segment previously consisted of four aggregated operating segments including Residential Treatment Services, Community Based Services, Youth Services and B.I. Incorporated. The GEO Care reporting segment was renamed concurrent with the divestiture of the Company’s Residential Treatment Services operating segment to GEO Community Services. All current and prior year financial position and results of operations amounts presented for this reporting segment are referred to as GEO Community Services. The operating results of the Residential Treatment Services operating segment and the loss on disposal have been classified in discontinued operations.
(3)	We define EBITDA as income from continuing operations before net interest expense, income tax provision (benefit), depreciation and amortization, and tax provision on equity in earnings of affiliates. We define Adjusted EBITDA as EBITDA further adjusted for net income/loss attributable to non-controlling interests, non-cash stock-based compensation expenses, and certain other adjustments as defined from time to time, including for the periods presented start-up transition expenses, pre-tax; international bid related costs, pre-tax; REIT conversion related expenses, pre-tax; M&A related expenses, pre-tax; early extinguishment of debt, pre-tax; gain on land sale; and IRS settlement. Given the nature of our business as a real estate owner and operator, we believe that EBITDA and Adjusted EBITDA are helpful to investors as measures of our operational performance because they provide an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We believe that by removing the impact of our asset base (primarily depreciation and amortization) and excluding certain non-cash charges, amounts spent on interest and taxes, and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates and operating costs, providing a perspective not immediately apparent from income from continuing operations. The adjustments we make to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in income from continuing operations and we do not consider to be the fundamental attributes or primary drivers of our business plan and they do not affect our overall long-term operating performance. EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to income from continuing operations computed in accordance with GAAP:

	Fiscal Year Ended					Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Income from continuing operations	$55,772	$59,059	$54,371	$69,644	$144,558	$49,145	$89,831
Interest expense, net	23,157	23,575	34,452	68,346	75,473	56,810	58,580
Income tax provision (benefit)	30,668	37,649	34,364	43,172	(40,562)	32,275	(14,142)
Depreciation and amortization expense	35,025	37,022	44,365	81,548	91,685	68,145	70,480
Tax provision on equity in earnings of affiliates	(805)	1,368	2,212	2,406	1,660	858	1,472

EBITDA	143,817	158,673	169,764	265,116	272,814	207,233	206,221
Net (income) loss attributable to noncontrolling interests	(376)	(169)	678	1,162	852	881	(42)
Stock based compensation expenses, pre-tax	4,469	5,321	4,639	6,113	6,543	5,012	5,768
Start-up transition expenses, pre-tax(a)	7,432	4,066	3,812	21,625	9,027	—	—
International bid related costs, pre-tax(b)	—	—	—	1,091	4,057	—	—
REIT conversion related expenses and other expenses, pre-tax(c)	—	—	—	—	15,670	1,000	7,438
M&A related expenses, pre-tax	—	—	25,381	6,308	1,471	—	—
Early extinguishment of debt, pre-tax	—	6,839	7,933	—	8,462	8,462	6,978
Gain on land sale	—	—	(801)	—	—	—	—
IRS Settlement(d)	—	—	(3,323)	—	—	—	—

Adjusted EBITDA	$155,342	$174,730	$208,083	$301,415	$318,896	$222,588	$226,363

(a)	Represents start-up/transition expenses of certain domestic facilities and our transportation contract in the U.K.
(b)	Represents international bid and proposal costs incurred in connection with potential opportunities in the U.K. and Australia.
(c)	Represents expenses related to our REIT conversion.
(d)	Represents a gain related to the settlement of a claim with the Internal Revenue Service.

(4)

We define Funds From Operations, or FFO, in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) attributable to common shareholders (computed in accordance with GAAP), excluding real estate related depreciation and amortization, excluding gains and losses from the cumulative effects of accounting changes, extraordinary items and sales of properties, and including adjustments for unconsolidated partnerships and joint ventures. FFO as presented in “Summary — Summary Historical Financial and Other Data” is defined differently than “Funds From Operations” as used in the “Description of Notes.” We define Normalized Funds From Operations, or Normalized FFO, as FFO adjusted for certain items which by their nature are not comparable from period to period or that tend to obscure our actual operating performance, including for the periods presented M&A related expenses, REIT conversion related expenses and early extinguishment of debt, pre-tax. We define Adjusted Funds From Operations, or AFFO, as Normalized Funds From Operations adjusted by adding non-cash items such as non-real estate related depreciation and amortization, stock based compensation and the amortization of debt costs and other non-cash interest and by subtracting recurring real estate expenditures that are capitalized and then amortized, but which are required to maintain REIT properties and their revenue stream. Because of the unique design, structure and use of our correctional facilities, we believe that assessing performance of our correctional facilities without the impact of depreciation or amortization is useful and meaningful to investors. Although NAREIT has published its definition of FFO, companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations. We have modified FFO to derive Normalized FFO and

AFFO that meaningfully reflect our operations. Our assessment of our operations is focused on long-term sustainability. The adjustments we make to derive the non-GAAP measures of Normalized FFO and AFFO exclude items which may cause short-term fluctuations in income from continuing operations but have no impact on our cash flows, or we do not consider them to be fundamental attributes or the primary drivers of our business plan and they do not affect our overall long-term operating performance. We may make adjustments to FFO from time to time for certain other income and expenses that do not reflect a necessary component of our operational performance on the basis discussed above, even though such items may require cash settlement. Because FFO, Normalized FFO and AFFO exclude depreciation and amortization unique to real estate as well as non-operational items and certain other charges that are highly variable from year to year, they provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates, operating costs and interest costs, providing a perspective not immediately apparent from income from continuing operations. We believe the presentation of FFO, Normalized FFO and AFFO provide useful information to investors as they provide an indication of our ability to fund capital expenditures and expand our business. FFO, Normalized FFO and AFFO provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes. Additionally, FFO, Normalized FFO and AFFO are widely recognized measures in our industry as a real estate investment trust. Normalized FFO and AFFO have been adjusted in prior periods to be reported consistently with our disclosure for the nine months ended September 30, 2013.

The following table provides a reconciliation of Funds From Operations, Normalized Funds From Operations and Adjusted Funds From Operations to income from continuing operations computed in accordance with GAAP:

						Nine Months Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	September 30, 2012	September 30, 2013
Income from continuing operations(8)	$55,772	$59,059	$54,371	$69,644	$144,558	$49,145	$89,831
Net (income) loss attributable to non-controlling interests	(376)	(169)	678	1,162	852	881	(42)
Real estate related depreciation and amortization	26,629	27,924	31,865	43,507	51,182	37,915	38,374

Funds From Operations	$82,025	$86,814	$86,914	$114,313	$196,592	$87,941	$128,163
M&A related expenses	—	—	25,381	6,308	1,471	—	—
REIT conversion related expenses(a)	—	—	—	—	15,670	605	4,697
Impact of REIT Election(b)	—	—	—	—	(79,033)	—	—
Tax benefit related to IRS settlement and REIT Conversion	—	—	—	—	—	—	(13,038)
Early extinguishment of debt, pre-tax	—	6,839	7,933	—	8,462	4,977	5,847

Normalized Funds From Operations	$82,025	$93,653	$120,228	$120,621	$143,162	$93,523	$125,669
Non-real estate related depreciation and amortization	8,397	9,098	12,500	38,040	40,503	30,230	32,106
Maintenance capital expenditures	(10,519)	(9,811)	(15,647)	(33,796)	(30,739)	(20,188)	(14,436)
Stock based compensation expense	4,469	5,321	4,639	6,113	6,543	5,012	5,768
Amortization of debt costs and other non-cash interest	3,040	3,412	3,209	1,745	3,869	2,341	4,609

Adjusted Funds From Operations	$87,412	$101,673	$124,929	$132,723	$163,338	$110,918	$153,716

(a)	Represents expenses related to our REIT conversion.
(b)	Represents one-time tax adjustments related to our REIT conversion.

(5)	The disclosed figures for Normalized Funds From Operations and Adjusted Funds From Operations for the fiscal years ended December 28, 2008, January 3, 2010, January 2, 2011, January 1, 2012 and December 31, 2012 differ from previously disclosed figures for the same time periods due to a recent methodology change, which currently excludes previously made adjustments for start-up/transition expenses, international bid related costs, income tax provision, income taxes (paid) refunded, equity in earnings (loss) of affiliates and certain other non-recurring expenses.
(6)	Excludes idle facilities and assets held for sale.
(7)	Compensated mandays are calculated as follows: (a) for per diem rate facilities — the number of beds occupied by residents on a daily basis during the fiscal year; and (b) for fixed rate facilities — the capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year.
(8)	We recorded a net tax expense of $(14.1) million in the nine months ended September 30, 2013 compared to net tax expense of $32.3 million in the nine months ended September 30, 2012. The reduced tax expense in the nine months ended September 30, 2013 was related to the REIT conversion. As a REIT, we are required to distribute at least 90% of our taxable income to shareholders and in turn are allowed a deduction for the distribution at the REIT level. The Company’s wholly-owned taxable REIT subsidiaries continue to be subject to federal, state and foreign income taxes, as applicable. In addition, during the nine months ended September 30, 2013, we had a net tax benefit relating to our REIT conversion, miscellaneous nonrecurring items, as well as a release of certain tax reserves primarily due to the settlement of IRS audits for years 2010 and 2011.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

The following is a description of our senior credit facility. The summary of the senior credit facility is not complete and is subject and is qualified in its entirety by reference to the terms of the senior credit facility.

On April 3, 2013, we entered into the Amended and Restated Credit Agreement with GEO Corrections Holdings, Inc. (with us as the sole Term Loan borrower, and us and GEO Corrections Holdings, Inc. as joint and several Revolver borrowers), BNP Paribas, as Administrative Agent, and the lenders who are, or may from time to time, become, a party thereto. The senior credit facility consists of a $300 million term loan (the “Term Loan”) initially bearing interest at LIBOR plus 2.5% (with a LIBOR floor of .75%) and a $700 million revolving credit facility (the “Revolver”) initially bearing interest at LIBOR plus 2.50% (with no LIBOR floor), in each case subject to adjustment based on a total leverage ratio pricing grid. We also have the ability to increase the senior credit facility by an additional $350 million, subject to lender demand, prevailing market conditions and satisfying the borrowing and other conditions thereunder. The Revolver component is scheduled to mature on April 3, 2018 and the Term Loan component is scheduled to mature on April 3, 2020.

The weighted average interest rate on outstanding borrowings under our senior credit facility was 3.0% as of September 30, 2013.

As of September 30, 2013, we had $299.3 million principal amount outstanding under the Term Loan, and the Revolver had $300.0 million outstanding in borrowings, $58.2 million outstanding in letters of credit and $341.8 million available for additional borrowings.

All of the obligations under our senior credit facility are unconditionally guaranteed by each of our domestic subsidiaries that are restricted subsidiaries under the senior credit facility. The senior credit facility and the related guarantees are secured on a first-priority basis by substantially all of our present and future tangible and intangible assets (subject to certain exceptions) and all present and future tangible and intangible assets (subject to certain exceptions) of each guarantor.

Our senior credit facility contains certain representations and warranties, certain affirmative covenants and certain negative covenants that (subject to certain exceptions and allowances) restrict our ability to, among other things (i) create, incur or assume indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and other investments, (iv) engage in mergers, acquisitions, liquidations and asset sales, (v) make certain restricted payments, (vi) issue, sell or otherwise dispose of certain types of non-common equity, (vii) engage in transactions with affiliates, (viii) allow the total leverage ratio to exceed 5.75 to 1.00, allow the senior secured leverage ratio to exceed 3.50 to 1.00 or allow the interest coverage ratio to be less than 3.00 to 1.00, (ix) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value certain of our senior notes, except as permitted (x) alter the business we conduct and (xi) materially impair our lenders’ security interests in the collateral for our loans.

Our senior credit facility generally requires the Interest Coverage Ratio to be calculated as (a) Adjusted EBITDA (as defined under our senior credit facility) for any period of four consecutive fiscal quarters to (b) Interest Expense (as defined under our senior credit facility), minus Interest Expense attributable to Indebtedness of Unrestricted Subsidiaries and Other Consolidated Persons that is Non-Recourse to us and the Restricted Subsidiaries for such four quarter period (capitalized terms are defined in the senior credit facility).

Events of default under the senior credit facility include, but are not limited to, (i) failure to pay principal or letter of credit reimbursements obligations when due or to pay any interest or other amounts within three business days of the payment deadline, (ii) our material breach of any representations or warranty, (iii) covenant defaults, (iv) liquidation, reorganization or other relief relating to bankruptcy or insolvency, (v) cross default under certain other material indebtedness, (vi) unsatisfied final money judgments over a specified threshold, (vii) material environmental liability claims which have been asserted against the Company, and (viii) a change in control.

6.625% Senior Notes Due 2021

The following is a description of the 6.625% senior notes. This summary is not complete and is subject and is qualified in its entirety by reference to the terms of the indenture governing the 6.625% senior notes.

On February 10, 2011, we completed a private offering of $300.0 million in aggregate principal amount of the 6.625% senior notes. Interest on the 6.625% senior notes accrues at a rate of 6.625% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year. The 6.625% senior notes mature on February 15, 2021.

The 6.625% senior notes are unsecured, unsubordinated obligations of GEO and the guarantors and rank:

•	pari passu with any unsecured, unsubordinated indebtedness of GEO and the guarantors, including the notes, the 5 1⁄8% senior notes and the guarantors’ guarantees thereof;

•	senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the 6.625% senior notes and their related guarantees;

•	effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under the senior credit facility, to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all obligations of our subsidiaries that are not guarantors.

The 6.625% senior notes may be redeemed at our option, in whole or in part, from time to time, prior to February 15, 2016 at a redemption price equal to 100% of the principal amount of the 6.625% senior notes plus a “make-whole” premium, together with accrued and unpaid interest. On or after February 15, 2016, the 6.625% senior notes may be redeemed at our option, in whole or in part, at any time, at a premium which is at a fixed percentage that declines to par on or after February 15, 2019, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date. At any time on or prior to February 15, 2014, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding 6.625% senior notes with the net cash proceeds of certain equity offerings at a redemption price of 106.625% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date.

Upon the occurrence of a change of control, as defined in the indenture governing the 6.625% senior notes, each holder of the 6.625% senior notes has the right to require us to purchase all or a portion of the holder’s 6.625% senior notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the purchase date.

The indenture governing the 6.625% senior notes contains certain covenants that limit or restrict our ability to:

•	incur additional indebtedness or issue preferred stock;

•	make dividend payments or other restricted payments;

•	create liens;

•	sell assets;

•	engage in sale and leaseback transactions;

•	create or permit restrictions on the ability of our restricted subsidiaries to make dividends or make other distributions to us;

•	enter into transactions with affiliates; and

•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

5 1⁄8% Senior Notes Due 2023

The following is a description of the 5 1⁄8% senior notes. This summary is not complete and is subject and is qualified in its entirety by reference to the terms of the indenture governing the 5 1⁄8% senior notes.

On March 19, 2013, we completed a private offering of $300.0 million in aggregate principal amount of the 5 1⁄8% senior notes. Interest on the 5 1⁄8% senior notes accrues at a rate of 5 1⁄8% per annum and is payable semi-annually in arrears on April 1 and October 1 of each year. The 5 1⁄8% senior notes mature on April 1, 2023.

The 5 1⁄8% senior notes are unsecured, unsubordinated obligations of GEO and the guarantors and rank:

•	pari passu with any unsecured, unsubordinated indebtedness of GEO and the guarantors, including the notes, the 6.625% senior notes and the guarantors’ guarantees thereof;

•	senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the 5 1⁄8% senior notes and their related guarantees;

•	effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under the senior credit facility, to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all obligations of our subsidiaries that are not guarantors.

The 5 1⁄8% senior notes may be redeemed at our option, in whole or in part, from time to time, prior to April 1, 2018 at a redemption price equal to 100% of the principal amount of the 5 1⁄8% senior notes plus a “make-whole” premium, together with accrued and unpaid interest. On or after April 1, 2018, the 5 1⁄8% senior notes may be redeemed at our option, in whole or in part, at any time at a premium which is at a fixed percentage that declines to par on or after April 1, 2021, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date. At any time on or prior to April 1, 2016, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding 5 1⁄8% senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.125% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date.

Upon the occurrence of a change of control, as defined in the indenture governing the 5 1⁄8% senior notes, each holder of the 5 1⁄8% senior notes has the right to require us to purchase all or a portion of the holder’s 5 1⁄8% senior notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the purchase date.

The indenture governing the 5 1⁄8% senior notes contains certain covenants that limit or restrict our ability to:

•	incur additional indebtedness or issue preferred stock;

•	make dividend payments or other restricted payments (other than distributions or actions necessary to maintain GEO’s status as a real estate investment trust);

•	create liens;

•	sell assets;

•	engage in sale and leaseback transactions;

•	create or permit restrictions on the ability of our restricted subsidiaries to make dividends or make other distributions to us;

•	enter into transactions with affiliates; and

•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

DESCRIPTION OF NOTES

General

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, references to “we,” “us,” “our,” and the “Company” refer to The GEO Group, Inc. and not to any of its Subsidiaries and references to the “Notes” refer to the 5 7⁄8% Senior Notes due 2022 and any additional notes issued under the Indenture in accordance with the terms of the Indenture.

The old notes were issued and the new notes will be issued under the indenture dated as of October 3, 2013 (the “Indenture”) among us, the Initial Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Notes. A copy of the Indenture is available from us at The GEO Group, Inc., One Park Place, 621 NW 53rd Street, Suite 700, Boca Raton, Florida, 33487, Attn: Chief Financial Officer. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture or the registration rights agreement.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

The Notes

The Notes are:

•	our general, unsecured obligations;

•	equal in right of payment with all of our existing and future unsecured, unsubordinated indebtedness, including the 6.625% Senior Notes due 2021 and the 5 1⁄8% Senior Notes due 2023;

•	effectively junior to our secured indebtedness, to the extent of the assets securing such indebtedness, including indebtedness under the Credit Agreement;

•	senior in right of payment to any of our future subordinated indebtedness;

•	unconditionally guaranteed by the Guarantors as described under “— The Note Guarantees;” and

•	structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our Subsidiaries that do not guarantee the Notes.

As of the date of the Indenture, all of our Subsidiaries (other than CSC of Tacoma, LLC, GEO International Holdings, Inc., certain dormant Domestic Subsidiaries and all of our Foreign Subsidiaries in existence as of the date of the Indenture) are Restricted Subsidiaries, and each of our Subsidiaries that has guaranteed our obligations under the Credit Agreement guarantees the Notes. However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries ,” we will be permitted to designate other Subsidiaries, as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes. Our Subsidiaries that are not providing Note Guarantees generated approximately 15.6% and 14.5% of our consolidated revenues and 11.8% and 12.8% of our consolidated EBITDA for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and held approximately 8.0% of our consolidated assets as of September 30, 2013.

The Note Guarantees

The Notes are fully and unconditionally guaranteed by each of our Restricted Subsidiaries that has guaranteed our obligations under the Credit Agreement (collectively, the “Initial Guarantors”) and may be guaranteed by additional Subsidiaries of ours as described below under “Certain Covenants — Additional Note Guarantees.”

Each Note Guarantee of a Guarantor is:

•	a general unsecured obligation of such Guarantor;

•	equal in right of payment with all existing and future unsecured, unsubordinated indebtedness of such Guarantor, including the guarantees of the 6.625% Senior Notes due 2021 and the 5 1⁄8% Senior Notes due 2023;

•	effectively junior to such Guarantor’s secured indebtedness, to the extent of the assets securing such indebtedness, and to any indebtedness and other liabilities, including trade payables, of any Subsidiaries of such Guarantor that do not guarantee the Notes; and

•	senior in right of payment to any future subordinated indebtedness of such Guarantor.

The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. We cannot assure you that this limitation will protect the Note Guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the Note Guarantees would suffice, if necessary, to pay the Notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable and, as a result, the subsidiary guarantees in that case were found to be fraudulent conveyances. The United States Court of Appeals for the Eleventh Circuit affirmed the liability findings of the Florida Bankruptcy Court without ruling directly on the enforceability of these types of provisions generally. If the Florida Bankruptcy Court’s decision is followed by other courts, the risk that the Note Guarantees would be deemed fraudulent conveyances would be significantly increased. If a Note Guarantee were rendered voidable, it could be subordinated by a court to all other Indebtedness (including Guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such Indebtedness, a Guarantor’s liability on its Note Guarantee could be reduced to zero. See “Risk Factors — Risks Related to the Notes — Fraudulent conveyance laws may permit courts to avoid the subsidiary guarantees of the notes and/or payments made under the subsidiary guarantees in specific circumstances, which would interfere with the payment under the subsidiary guarantees.”

Not all of our Subsidiaries will guarantee the Notes. GEO and the Initial Guarantors generated approximately 84.4% and 85.5% of our consolidated revenues and 88.2% and 87.1% of our consolidated EBITDA for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and held approximately 92.0% of our consolidated assets as of September 30, 2013.

The Note Guarantee of a Guarantor may be released in certain circumstances. See “— Certain Covenants — Additional Note Guarantees.”

Principal, Maturity and Interest

The Notes are unlimited in aggregate principal amount, with $250.0 million aggregate principal amount issued in this offering, and will mature on January 15, 2022. We may issue additional Notes from time to time, subject to the covenant described below under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, redemptions of Notes, offers to purchase Notes and the percentage of Notes required to consent to waivers of provisions of, and amendments to, the Indenture. We will issue Notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the Notes accrues at the rate of 5 7⁄8% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2014. We will make each interest payment to the Holders of record on the close of business on the immediately preceding January 1 and July 1. Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to us, we will pay all principal, interest and premium and Liquidated Damages (as defined in “— Exchange Offer; Registration Rights”), if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar for the Notes. We may change the paying agent or registrar without prior notice to the Holders of the Notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Ranking

The Notes and the Note Guarantees are our and the Guarantors’ unsecured, general obligations and the indebtedness evidenced by the Notes and the Note Guarantees ranks equal in right of payment to all of our and the Guarantors’ other existing and future unsecured general obligations, including the 6.625% Senior Notes due 2021 and the 5 1⁄8% Senior Notes due 2023, and senior in right of payment to all of our and the Guarantors’ future obligations expressly subordinated in right of payment to the Notes and the Note Guarantees. The Notes and the Note Guarantees, however, are effectively subordinated to our and the Guarantors’ secured indebtedness with respect to the assets securing such obligations, including indebtedness under the Credit Agreement, which is secured by liens on substantially all of our and our Domestic Subsidiaries’ tangible and intangible assets as specified in the Credit Agreement. We conduct some of our business through our Subsidiaries and joint ventures. The Notes are structurally subordinated to all existing and future liabilities of our Subsidiaries that do not guarantee the Notes and joint ventures, including trade payables.

As of September 30, 2013, on an as adjusted basis after giving effect to the consummation of the tender offer and the redemption of the remaining 7 3⁄4% Senior Notes due 2017, the offering of the Notes and the application of the net proceeds therefrom, we and the Initial Guarantors would have had total consolidated indebtedness of approximately $1,463.6 million (excluding non-recourse debt of $93.5 million and $58.2 million of existing letters of credit, but including capital lease obligations of $12.2 million), primarily consisting of $599.3 million of secured indebtedness under the Credit Agreement, $300.0 million of the 6.625% Senior Notes, $300.0 million of the 5 1⁄8% Senior Notes due 2023 and $250.0 million of the Notes. As of September 30, 2013, on an as adjusted basis after giving effect to the consummation of the tender offer and the redemption of the remaining 7 3⁄4% Senior Notes due 2017, the offering of the Notes and the application of the net proceeds therefrom, we had $300.0 million in borrowings outstanding under the revolver portion of the Credit Agreement.

Also as of September 30, 2013, on an as adjusted basis after giving effect to the consummation of the tender offer and the redemption of the remaining 7 3⁄4% Senior Notes due 2017, the offering of the Notes and the application of the net proceeds therefrom, we had the ability to borrow $341.8 million under the revolver portion of the Credit Agreement, after applying the limitations and restrictions in our debt covenants and subject to our satisfying the relevant borrowing conditions under the Credit Agreement with respect to the incurrence of additional indebtedness. In addition, as of September 30, 2013, our Subsidiaries that are not providing a Note Guarantee had $147.1 million of liabilities, including $93.5 million of indebtedness.

Optional Redemption

At any time on or prior to January 15, 2016, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of outstanding Notes issued under the Indenture (including any additional Notes) at a redemption price of 105.875% of their principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided, that: (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by us and our Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to January 15, 2017, we may, at our option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption.

On or after January 15, 2017, we may, at our option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on January 15 of the years indicated below:

Year	Percentage
2017	104.406%
2018	102.938%
2019	101.469%
2020 and thereafter	100.000%

For a description of the procedures applicable to a redemption of all or part of the Notes pursuant to the provisions of the Indenture described in this section, see “— Selection and Notice.”

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes, on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

The paying agent will promptly deliver to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain. In addition, Holders of the Notes may not be entitled to require the Company to repurchase their Notes in certain circumstances involving a significant change in the composition of the Company’s Board of Directors, including, in connection with the proxy contest where the Company’s Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving the Company or its securities) considered a change of control provision of an indenture governing publicly traded debt securities substantially similar to the change of control event described in clause (5) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

The Credit Agreement contains, and other indebtedness of the Company may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that indebtedness be repurchased upon a Change of Control. A Change of Control will constitute an event of default under the Credit Agreement and, unless the Company were able to obtain a waiver from the lenders under the Credit Agreement, the terms of the

Credit Agreement would prohibit our purchase of the Notes in the event we are required to make a Change of Control Offer. There can be no assurance that the Company would be able to obtain a waiver from the lenders under the Credit Agreement to purchase the Notes in connection with a Change of Control. In addition, if a Change of Control Offer occurs, there can be no assurance that we will have available funds sufficient to make the Change of Control Payment for all of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer, or to make any other payment that may be required of us in respect of our other indebtedness. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect that we would seek third-party financing to the extent we do not have available funds to meet our purchase obligations and any other obligations in respect of our other indebtedness. However, there can be no assurance that we would be able to obtain the necessary financing. See “Risk Factors — Risks Related to the Notes — We may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so.”

Asset Sales

We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of (except in respect of Designated Assets sold pursuant to a Designated Asset Contract);

(2) the fair market value or Designated Asset Value, as applicable, in the case of any Asset Sales or series of related Asset Sales having a fair market value of $35.0 million or more, is determined by our Board of Directors and evidenced by a resolution of our Board of Directors set forth in an Officers’ Certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (3) only, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 90 days after the applicable Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion;

(c) notes or other obligations or Indebtedness actually received by the Company or any such Restricted Subsidiary as consideration for the sale or other disposition of a Designated Asset pursuant to a contract with a governmental or quasi-governmental agency, but only to the extent that such notes or other obligations or Indebtedness were explicitly required to be included, or permitted to be included solely at the option of the purchaser, in such consideration pursuant to such contract;

(d) 100% of Indebtedness actually received by the Company or any Restricted Subsidiary as consideration for the sale or other disposition of an Unoccupied Facility; and

(e) any Designated Non-Cash Consideration received by the Company or any such Restricted Subsidiary in the Asset Sale, in an aggregate amount in any fiscal year of the Company (measured on the date such Designated Non-Cash Consideration was received without giving effect to subsequent changes in value), when taken together with all other Designated Non-Cash Consideration received as consideration pursuant to this clause (e) during such fiscal year (but, to the extent that any such

Designated Non-Cash Consideration is sold or otherwise liquidated for cash, minus the lesser of (a) the amount of the cash received (less the cost of disposition, if any) and (b) the initial amount of such Designated Non-Cash Consideration), not to exceed $25 million.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may engage in Asset Swaps; provided that,

(1) immediately after giving effect to such Asset Swap, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and

(2) the Board of Directors of the Company determines that the fair market value of the assets received by the Company or the Restricted Subsidiary in the Asset Swap is not less than the fair market value of the assets disposed of by the Company or such Restricted Subsidiary in such Asset Swap and such determination is evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the trustee.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary may apply those Net Proceeds, at its option:

(1) to repay permanently Indebtedness under the Credit Agreement (and with respect to Net Proceeds of a Restricted Subsidiary that is not a Guarantor, Indebtedness of such Restricted Subsidiary) and, if the Indebtedness permanently repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire, or enter into a definitive agreement to acquire, all or substantially all of the assets of, a Permitted Business or a majority of the Voting Stock of a Person engaged in a Permitted Business, provided that such Person becomes a Restricted Subsidiary and provided, further, however, in the case of a definitive agreement, that such acquisition closes within 120 days of such 360 day period;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business (provided that the completion of (i) construction of new facilities, (ii) expansions to existing facilities and (iii) repair or construction of damaged or destroyed facilities, in each case, which commences within such 360 days may extend for an additional 360 day period if the Net Proceeds to be used for such construction, expansion or repair are committed specifically for such activity within such 360 days); or

(4) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph, or that the Company determines will not be applied or invested as provided in the preceding paragraph, will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will make an Asset Sale Offer to all Holders of Notes and, at the Company’s option, all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture (for example, our 6.625% Senior Notes due 2021 and our 5 1⁄8% Senior Notes due 2023) with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase on a pro rata basis the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness shall be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The agreements governing the Company’s other Indebtedness contain prohibitions of certain events, including certain types of Asset Sales. The terms of the Credit Agreement would prohibit our purchase of the Notes in the event we were required to make an Asset Sale Offer. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes in connection with an Asset Sale Offer could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis (based on amounts tendered), by lot or by such method as the trustee deems fair and appropriate in accordance with DTC procedures.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Changes in Covenants When Notes Rated Investment Grade

If on any date following the date of the Indenture:

(1) the Notes are rated Baa3 or better by Moody’s or BBB- or better by Standard & Poor’s (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Company as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

(a) “— Repurchase at the Option of Holders — Asset Sales;”

(b) “— Restricted Payments;”

(c) “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(d) “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(e) “— Designation of Restricted and Unrestricted Subsidiaries;”

(f) “— Transactions with Affiliates;”

(g) clause (4) of the covenant described below under the caption “— Merger, Consolidation or Sale of Assets;”

(h) clauses (1)(a) and (3) of the covenant described below under the caption “— Sale and Leaseback Transactions ;” and

(i) “— Business Activities.”

During any period that the foregoing covenants have been suspended (a “Suspension Period”), the Company’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant under the caption “— Designation of Restricted and Unrestricted Subsidiaries” unless such designation would have been permitted if a Suspension Period had not been in effect at such time.

Notwithstanding the foregoing, if the rating assigned by such rating agency should subsequently decline and the Notes are not rated Baa3 or better by Moody’s nor BBB- or better by Standard & Poor’s (or if either such agency ceases to rate the Notes, the equivalent investment grade credit rating from another nationally recognized statistical rating organization), the foregoing covenants will be reinstated as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the Indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Notwithstanding that the suspended covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with such suspended covenants during any Suspension Period. There can be no assurance that the Notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s, or any Restricted Subsidiary’s, Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) or to the direct or indirect holders of the Company’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable (A) in Equity Interests (other than Disqualified Stock) of the Company or (B) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is expressly subordinated to the Notes or any Note Guarantee, except a payment of interest or principal to the Company or any Restricted Subsidiary or except any payment made at the Stated Maturity thereof (or any payment, purchase or other acquisition, in anticipation of satisfying a sinking fund obligation, principal installment or final maturity due within one year); or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after March 19, 2013 (excluding Restricted Payments permitted by clauses (2) through (8) of the second succeeding paragraph and including the net amount of any Restricted Payment permitted pursuant to the second paragraph of this covenant) and the aggregate of any Permitted Investments then outstanding pursuant to clause (15) of the definition thereof, is less than the sum, without duplication, of:

(a) 95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis for the period (taken as one accounting period) from January 1, 2013 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; plus

(b) (i) 100% of the aggregate net cash proceeds plus (ii) 100% of the aggregate fair market value of any Permitted Business or assets used or useful in a Permitted Business (other than Restricted Investments), in each case, to the extent received by the Company since the Issue Date as a contribution to its common equity capital or in consideration of the issuance of Equity Interests of the Company (other than Disqualified Stock), except to the extent used to make an Investment pursuant to clause (12) or (14) of the definition of Permitted Investments, or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the fair market value of the Company’s or any Restricted Subsidiary’s Investment in such Subsidiary as of the date of such redesignation or (ii) the fair market value of the Company’s or any Restricted Subsidiary’s Investment in such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary to the extent such Investment was treated as a Restricted Payment, plus the amount of any Investments made in such Subsidiary subsequent to such designation (or in the case of any Subsidiary that is an Unrestricted Subsidiary as of the Issue Date, subsequent to the Issue Date) to the extent any such Investment was treated as a Restricted Payment by the Company or any Restricted Subsidiary; plus

(e) 100% of any other dividends or other distributions received by the Company or a Restricted Subsidiary since the Issue Date from an Unrestricted Subsidiary of the Company to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period in an amount not to exceed the amount of Restricted Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary.

Notwithstanding the foregoing, the Company and any of its Restricted Subsidiaries may declare or pay any dividend or make any distribution or take other action (that would have otherwise been a Restricted Payment)

that is necessary to maintain the Company’s or any direct or indirect parent company of the Company’s status as a REIT under the Code or to enable the Company or any such parent company to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by the Company or any such parent company to its shareholders, with such distribution to be made as and when determined by the Company, whether during or after the end of the relevant calendar year, provided that if such distribution is to be made to a direct or indirect parent company of the Company, such parent company will (a) become a Guarantor and (b) declare or pay a dividend or make a distribution to its shareholders substantially concurrent with, and in an amount not less than, the distribution received by such parent company, in each case, so long as no Default or Event of Default shall have occurred and be continuing.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the first paragraph of this covenant;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase of Equity Interests deemed to occur upon (a) exercise of stock options to the extent that shares of such Equity Interests represent a portion of the exercise price of such options and (b) the withholding of a portion of the Equity Interests granted or awarded to an employee to pay taxes associated therewith;

(6) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary held by any member of the Company’s (or any Restricted Subsidiary’s) management; provided that the aggregate amount expended pursuant to this clause (6) shall not exceed $4.0 million in any twelve-month period;

(7) Restricted Payments not otherwise permitted in an amount not to exceed $100.0 million; and

(8) Restricted Payments made, if, at the time of the making of such Restricted Payment, and after giving effect thereto (including, without limitation, the incurrence of any Indebtedness to finance such Restricted Payment), the Consolidated Total Leverage Ratio of the Company would not exceed 3.50 to 1.00.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or a Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. Except with respect to a Restricted Payment permitted by clauses (1) through (8) above, the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date on which such Restricted Payment was made, the Company will deliver to the trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any Disqualified Stock or preferred stock; provided , however , that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness or issue Disqualified Stock and any Foreign Subsidiary may incur Indebtedness, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of Disqualified Stock, as set forth below (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any Restricted Subsidiary of Indebtedness under the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed $1,500.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to repay any Indebtedness under the Credit Agreement and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto, pursuant to the covenant described under the subheading “— Repurchase at the Option of Holders — Asset Sales”;

(2) the incurrence by the Company and any Restricted Subsidiary of Existing Indebtedness;

(3) the incurrence by the Company of Indebtedness represented by the Notes to be issued on the date of the Indenture and any Guarantees thereof by any Guarantor (and any exchange notes and guarantees thereof);

(4) the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (i) $100.0 million and (ii) 5.0% of Consolidated Tangible Assets, at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (5) of this paragraph;

(6) the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any Restricted Subsidiary; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary; will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any Restricted Subsidiary of Hedging Obligations that are incurred for the purpose of fixing, hedging or swapping interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or for hedging foreign currency exchange risk, in each case to the extent the Hedging Obligations are incurred in the ordinary course of the Company’s financial management and not for any speculative purpose;

(8) the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided , in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) the incurrence by the Company or any Restricted Subsidiary of Indebtedness, including Indebtedness represented by letters of credit for the account of the Company or any Restricted Subsidiary, incurred in respect of workers’ compensation claims, self-insurance obligations, performance, proposal, completion, surety and similar bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business; provided, that the underlying obligation to perform is that of the Company or its Restricted Subsidiaries and not that of the Company’s Unrestricted Subsidiaries; provided further , that such underlying obligation is not in respect of borrowed money;

(11) the incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $125.0 million;

(12) the incurrence by the Company or any Restricted Subsidiary of Indebtedness, including but not limited to Indebtedness represented by letters of credit for the account of the Company or any Restricted Subsidiary, arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Equity Interests of the Company or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing such acquisition;

(13) the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of incurrence;

(14) the issuance of preferred stock of a Restricted Subsidiary to the Company that is pledged to secure the Credit Agreement, provided that any subsequent transfer that results in such preferred stock being held by a Person other than the Company or a Restricted Subsidiary will be deemed to constitute an issuance of preferred stock not permitted by this clause (14);

(15) the incurrence of Acquired Debt (but not any Indebtedness incurred in connection with, or in contemplation of such other Person merging with or into, or becoming a Subsidiary of, the Company); provided, however, that on the date such Person becomes a Subsidiary or is acquired by the Company and after giving pro forma effect thereto, (x) the Company would have been entitled to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio in first paragraph of this covenant or (y) the Fixed Charge Coverage Ratio would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(16) Guarantees by the Company or any Restricted Subsidiary of Indebtedness of any Unrestricted Subsidiary, provided that the aggregate principal amount of such Guarantees of Indebtedness of any Unrestricted Subsidiary shall not exceed $50.0 million at any time outstanding.

The Company will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or such Note Guarantee on substantially identical terms; provided, however, that no Indebtedness of the Company or any Guarantor will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of being unsecured or by virtue of the fact that the holders of secured Indebtedness have entered into intercreditor arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

For purposes of determining compliance with the provisions in the Indenture described in this “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued and authenticated under the Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable or prior basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company, will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Facilities as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided, that, the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

(2) the Indenture, the Notes and the exchange Notes;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions of any contract or agreement entered into in the ordinary course of business and customary provisions restricting subletting or transfer of any interest in real or personal property contained in any lease or easement agreement of the Company or any Restricted Subsidiary;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all of the assets or Capital Stock of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition of all or substantially all of the assets or Capital Stock of such Restricted Subsidiary;

(8) Permitted Refinancing Indebtedness; provided, that, the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness with respect to dividends and other payments are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any Indebtedness incurred in compliance with the covenant under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” by any Foreign Subsidiary or any Guarantor, or any agreement pursuant to which such Indebtedness is issued, if the encumbrance or restriction applies only to such Foreign Subsidiary or Guarantor and only in the event of a payment default or default with respect to a financial covenant contained in the Indebtedness or agreement and the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Board of Directors of the Company) and the Board of Directors of the Company determines that any such encumbrance or restriction will not materially affect the Company’s ability to pay interest or principal on the Notes; or

(13) an arrangement or circumstance arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary.

Merger, Consolidation or Sale of Assets

The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in an assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, lease, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) no Default or Event of Default exists;

(4) the Company or the other Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio that would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(5) the Company or the other Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made will have delivered to the trustee, in form and substance reasonably satisfactory to the trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, lease, conveyance, transfer, or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Clause (4) of this “— Merger, Consolidation or Sale of Assets” covenant will not apply to: (a) a transaction the principal purpose of which is to change the state of organization of the Company and that does not have as one of its purposes the evasion of such clause, (b) a sale, transfer or other disposition of assets between or among the Company and any of its Restricted Subsidiaries or (c) any merger or consolidation of a Restricted Subsidiary into the Company.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or amend any contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) except with respect to leases of facilities entered into in the ordinary course of business with a Wholly Owned Subsidiary, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) indemnity agreements and reasonable employment arrangements (including severance and retirement agreements) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary, in each case approved by the disinterested members of the Board of Directors of the Company;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company;

(4) sales of Equity Interests (other than Disqualified Stock) of the Company;

(5) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”;

(6) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of the Company and its Restricted Subsidiaries; and

(7) any pledge of any Government Operating Agreement to secure Non-Recourse Project Financing Indebtedness related to the facility that is the subject of such Government Operating Agreement.

Additional Note Guarantees

The Company will not permit any of its Restricted Subsidiaries which are not Guarantors directly or indirectly, to Guarantee the payment of (a) any Indebtedness of the Company or any Guarantor under any Credit Facility or (b) any Indebtedness of the Company or any Guarantor evidenced by bonds, notes or other debt securities in an aggregate principal amount of $100 million or more, unless, in each case, such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Note Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) such sale or other disposition complies with the provisions of the Indenture described under the subheading “— Repurchase at the Option of Holders — Asset Sales,” including the application of the Net Proceeds therefrom.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale of all of the Capital Stock of a Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale complies with the provisions of the Indenture described under the subheading “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(3) upon Legal Defeasance or Covenant Defeasance of the Notes, as described in “— Legal Defeasance and Covenant Defeasance”; or

(4) upon the release or termination (other than a termination or release resulting from the payment thereon) of the Guarantee of (a) all Indebtedness of the Company or any Guarantor under any Credit Facility and (b) all Indebtedness of the Company or any Guarantor evidenced by bonds, notes or other debt securities in an aggregate principal amount of $100 million or more.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be Investments made as of the time of the designation, subject to the limitations on Restricted Payments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default; provided, that, such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided, that, the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Company or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company and set forth in an Officers’ Certificate delivered to the trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Company, upon request, will furnish to the Holders of Notes:

(1) all quarterly and annual financial and other information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, if any such information is required to be delivered.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the second preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Notwithstanding the foregoing, if any direct or indirect parent company of the Company provides a full and unconditional Guarantee of the Notes, the reports, information and other documents required to be filed and furnished as described above may be those of such parent company, rather than those of the Company; provided that, if and so long as such parent company shall have Independent Assets or Operations, the same is accompanied by consolidating information relating to such parent company, on the one hand, and information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand. The Company will be deemed to have furnished to the Holders of Notes, and to have filed with and delivered to the trustee, the information and reports referred to in clauses (1) and (2) above, the third paragraph of this covenant and in this paragraph (or such information and reports of a direct or indirect parent company of the Company, if applicable), if such information and reports have been filed with the Commission via the EDGAR filing system (or any successor filing system of the Commission) and are publicly available. “Independent Assets or Operations” means, with respect to any direct or indirect parent company of the Company, that each of the total assets, revenues, income from continuing operations before income taxes and cash flows from operating activities of such parent company determined on a consolidated basis in accordance with GAAP, but excluding in each case amounts related to its investment in the Company and the Restricted Subsidiaries, as shown in the most recent fiscal quarter financial statements of such parent company (measured on a most recent trailing four fiscal quarter basis with respect to revenues, income from continuing operations before income taxes and cash flows from operating activities), is more than 3.0% of such parent company’s corresponding consolidated amount determined in accordance with GAAP.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under “Events of Default and Remedies” until 120 days after the date any report hereunder is due.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by the Company or any Restricted Subsidiary to comply with the provisions described under the subheadings “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any Guarantor for 60 consecutive days after notice to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to make any payment due at final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6) failure by the Company or any Restricted Subsidiary to pay final judgments not covered by insurance aggregating in excess of $50.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding such notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

The Company is required to deliver to the trustee annually a written statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a written statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or of the Guarantors under the Notes, the Indenture or the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation.

Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described above under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date and, if the Notes are being defeased to a particular redemption date, the Company must have delivered to the trustee an irrevocable notice of redemption;

(2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing either (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(7) the Company must have delivered to the trustee an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law; and

(8) the Company must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or change the optional redemption dates or optional redemption prices from those stated under the caption “— Optional Redemption” (except amendments or changes to any notice provisions, which may be amended with the consent of Holders of a majority of the Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in currency other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7) waive a redemption payment with respect to any Note;

(8) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(9) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(10) amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the subheading “— Repurchase at the Option of Holders — Asset Sales” after the obligation to make an Asset Sale Offer has arisen or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the subheading “— Repurchase at the Option of Holders — Change of Control,” after a Change of Control has occurred including, in each case, amending, changing or modifying any definition relating thereto; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors, if any, and the trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to conform the text of the Indenture, the Note Guarantees or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees or the Notes as evidenced in an Officers’ Certificate;

(7) to provide for the issuance of additional Notes in accordance with the limitations described herein; or

(8) to allow a Guarantor to execute a supplemental indenture for the purpose of providing a Note Guarantee in accordance with the provisions of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The new notes will be represented by one or more Notes in registered global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except as described below. See “— Exchange of Global Notes for Certificated Notes.” Owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, the Euroclear System (“Euroclear” ) and Clearstream Banking, S.A. (“Clearstream”) is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC or indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of any beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

(2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address, but only, in connection with any payment of principal or redemption or purchase price of or premium on any certificated note, upon surrender thereof at the office of the trustee or any paying agent. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that, beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of (1) 1.0% of the principal amount of such Note and (2) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on January 15, 2017 (such redemption price being described under the caption “— Optional Redemption”) plus (ii) all required interest payments due on such Note through January 15, 2017 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then outstanding principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, transfer, conveyance or other disposition of any assets or rights; provided, that, the sale, lease, conveyance, transfer or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the subheading “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the subheading “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the subheading “— Repurchase at the Option of Holders — Asset Sales”; and

(2) the issuance or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves the sale of assets or the issuance or sale of Equity Interests of a Restricted Subsidiary having a fair market value of less than $15.0 million;

(2) a transfer of assets by the Company to any of its Restricted Subsidiaries or by any Restricted Subsidiary to the Company or any other Restricted Subsidiary;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

“Asset Swap” means an exchange of assets other than cash, Cash Equivalents or Equity Interests of the Company or any Subsidiary by the Company or a Restricted Subsidiary of the Company for:

(1) one or more Permitted Businesses;

(2) a controlling equity interest in any Person that becomes a Restricted Subsidiary whose assets consist primarily of one or more Permitted Businesses; and/or

(3) one or more real estate properties.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13 (d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) (“Government Securities”) having maturities of not more than one year from the date of acquisition;

(3) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest ratings obtainable from either Moody’s or Standard & Poor’s with maturities of 12 months or less from the date of acquisition;

(4) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having the highest rating obtainable from Moody’s or Standard & Poor’s and in each case maturing within one year after the date of acquisition;

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) with respect to any Foreign Subsidiary, deposit accounts held by such Foreign Subsidiary in local currency at local commercial banks or savings banks or saving and loan associations in the ordinary course of business.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, assignment, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company, any Restricted Subsidiary or any Parent Company;

(2) the approval by the holders of the Voting Stock of the Company or any Parent Company of a plan relating to the liquidation or dissolution of the Company or any Parent Company or, if no such approval is required, the adoption of a plan by the Company or any Parent Company relating to the liquidation or dissolution of the Company or any Parent Company;

(3) the consummation of any transaction (including without limitation any merger or consolidation) the result of which is that any “person” or “group” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a Parent Company, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the Company;

(4) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of all classes of Voting Stock of the Company, other than in each case, in connection with any transaction or series of transactions in which the Company shall become a Wholly Owned Subsidiary of a Parent Company; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period; plus, in each case, to the extent deducted in computed Consolidated Net Income,

(1) losses realized by such Person and its Restricted Subsidiaries in connection with sales of assets outside the ordinary course of business; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), net of Non-Recourse Interest Payments received in cash by the Company or any Restricted Subsidiary relating to any Non-Recourse Project Financing Indebtedness up to the amount of interest expense for such Non-Recourse Project Financing Indebtedness; plus

(4) proceeds actually received from any business interruption insurance; plus

(5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash payments in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired during such period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) the Net Income or loss of any Unrestricted Subsidiary will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(6) any non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, but not limited to, any expenses relating to severance, relocation, and one-time compensation charges and any expenses directly attributable to the implementation of cost saving initiatives) shall be excluded;

(7) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded;

(8) the amount of any restructuring charge, integration costs or other business optimization expenses or reserve shall be excluded;

(9) any foreign currency translation gains or losses (including gains or losses related to currency measurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, shall be excluded;

(10) any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded; and

(11) any fees, expenses or charges related to any equity offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness not prohibited from being incurred by the Indenture (including a refinancing thereof), whether or not completed or successful, shall be excluded, including (i) such fees, expenses or charges related to the offering of the Notes, the Credit Agreement and the 5 1⁄8% Senior Notes due 2023 and (ii) any amendment or other modification of the Notes, the 7 3⁄4% Senior Notes due 2017, the 6.625% Senior Notes due 2021, the 5 1⁄8% Senior Notes due 2023 and the Credit Agreement.

“Consolidated Tangible Assets” means the total assets, less goodwill and other intangibles shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP less all write-ups (other than write-ups in connection with acquisitions) subsequent to the date of the Indenture in the book value of any asset (except any such intangible assets) owned by the Company or any of the Restricted Subsidiaries.

“Consolidated Total Leverage Ratio” means, as of any Transaction Date with respect to any Person, the ratio of:

(1) the aggregate amount of Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date, to

(2) the aggregate amount of Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such Person’s most recently ended four full fiscal quarters immediately preceding such Transaction Date for which internal financial statements are available.

The Consolidated Total Leverage Ratio shall be calculated in a manner consistent with the definition of “Fixed Charge Coverage Ratio,” including any pro forma adjustments to Indebtedness and Consolidated Cash Flow.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of April 3, 2013, by and among the Company, BNP Paribas, as Administrative Agent, BNP Paribas Securities Corp., as Lead Arranger, and the lenders who are, or may from time to time become, a party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (and/or amended and restated) as of the date of the Indenture and as may be further amended (and/or amended and restated), modified, renewed, refunded, replaced or refinanced from time to time, in whole or in part, with the same or different lenders (including, without limitation, any amendment, amendment and restatement, modification, renewal, refunding, replacement or refinancing that increases the maximum amount of the loans made or to be made thereunder).

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, project financings, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended (and/or amended and restated), restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, but excluding, in each case any debt securities.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Asset” means any facility used in a Permitted Business owned or leased by the Company or any Restricted Subsidiary that is subject to a Governmental Authority’s option to purchase or right of reversion under the related Designated Asset Contract.

“Designated Asset Contract” means (a) contracts or arrangements in existence on the date of the Indenture with respect to the following facilities under which a Governmental Authority has the right to purchase such facility for the Designated Asset Value of such facility, or with respect to which there is a right of reversion of all or a portion of the Company’s or a Restricted Subsidiary’s ownership or leasehold interest in such facility: Western Region Detention Facility at San Diego; Central Arizona Correctional Facility; Arizona State Prison Phoenix; Robert A. Deyton Detention Facility; Lawton Correctional Facility; Arizona State Prison Florence; and Leadership Development Program (So. Mountain, PA); and (b) a contract that is acquired or entered into after the date of the Indenture under which a Governmental Authority has an option to purchase a Designated Asset from the Company or a Restricted Subsidiary for a Designated Asset Value or a right of reversion of all or a portion of the Company’s or such Restricted Subsidiary’s ownership or leasehold interest in such Designated Asset, provided that such contract is acquired or entered into in the ordinary course of business and is preceded by (i) a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that the acquisition or entering into of such contract has been approved by a majority of the members of the Board of Directors or (ii) an Officers’ Certificate certifying that the acquisition or entering into of such contract has been approved by the Chief Executive Officer of the Company and, in either case, the option to purchase or right of reversion in such contract is on terms the Board of Directors, or the Chief Executive Officer, as applicable, has determined to be reasonable and in the best interest of the Company taking into account the transaction contemplated thereby or by the acquisition thereof.

“Designated Asset Value” means the aggregate consideration to be received by the Company or a Restricted Subsidiary as set forth in a Designated Asset Contract.

“Designated Non-Cash Consideration” means the fair market value of total consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by the Company’s principal executive officer or principal financial officer, less the amount of cash or Cash Equivalents received in connection with the Asset Sale.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States (but not the laws of Puerto Rico) or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering of Capital Stock (other than Disqualified Stock or Capital Stock that by its terms has a preference in liquidation or as to dividends over any other Capital Stock) of the Company (other than (1) an offering pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company and (2) an offering with aggregate net proceeds to the Company of less than $35.0 million).

“Existing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

“Event of Default” means any event that is described under the subheading “— Events of Default and Remedies.”

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of original issue discount, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, net of Non-Recourse Interest Payments received in cash by the Company or any Restricted Subsidiary relating to any Non-Recourse Project Financing Indebtedness up to the amount of interest expense for such Non-Recourse Project Financing Indebtedness, but excluding amortization of debt issuance costs and non-cash interest expense imputed on convertible debt instruments pursuant to APB No. 14-1; plus

(2) any interest expense on Indebtedness of another Person to the extent such indebtedness is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local effective cash tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period, provided , however , that interest expense, if any, attributable to any Non-Recourse Project Financing Indebtedness computed on a pro forma basis, shall be computed giving pro forma effect to any Non-Recourse Interest Payments related to such Non-Recourse Project Financing Indebtedness, provided , further , that the obligation to make such Non-Recourse Interest Payments commences with the incurrence of the corresponding Non-Recourse Project Financing Indebtedness.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income; provided that, for purposes of calculating the Fixed Charge Coverage Ratio with respect to the Company, such calculations on a pro forma basis may, notwithstanding anything to the contrary in the Indenture or Regulation S-X, include adjustments to reflect the amount of cost savings, operational improvements and synergies projected by the Company in good faith to be realized as a result of actions taken or expected to be taken within 12 months (calculated on a pro forma basis as though such cost savings, operational improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided further, that (x) such cost savings, operational improvements and synergies are reasonably identifiable and factually supportable, (y) such cost savings, operational improvements and synergies are expected to be realized within 18 months of the date thereof in connection with such actions and (z) the aggregate amount of cost savings, operational improvements and synergies added pursuant to this proviso shall not exceed 15.0% of Consolidated Cash Flow on a consolidated basis for the Company’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the Transaction Date;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“Funds From Operations” for any period means the Consolidated Net Income of the Company and the Restricted Subsidiaries for such period determined in conformity with GAAP after adjustments for unconsolidated partnerships and joint ventures, plus depreciation and amortization of real property (including furniture and equipment) and other Real Estate Assets of the Company and the Restricted Subsidiaries and excluding (to the extent such amount was deducted in calculating such Consolidated Net Income):

(1) gains or losses from (a) the restructuring or refinancing of Indebtedness or (b) sales of properties;

(2) non-cash asset impairment charges;

(3) non-cash charges related to redemptions of preferred stock of the Company;

(4) any non-cash compensation expense attributable to grants of stock options, restricted stock or similar rights to officers, directors and employees of the Company and any of its Subsidiaries;

(5) the amortization of financing fees and the write-off of financing costs;

(6) any other non-cash charges associated with the sale or settlement of any Hedging Obligations; and

(7) amortization of intangible assets relating to acquisitions.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession as amended and/or modified from time to time. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

“Government Operating Agreement” means any management services contract, operating agreement, use agreement, lease or similar agreement with a Governmental Authority relating to a facility in a Permitted Business.

“Governmental Authority” means any nation, province, state, municipality or political subdivision thereof, and any government or any agency or instrumentality thereof exercising executive, legislative, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, provided that the pledge of any Government Operating Agreement with respect to any facility to secure Non-Recourse Project Financing Indebtedness related to such facility shall not be deemed a Guarantee.

“Guarantors” means (i) the Initial Guarantors and any other Restricted Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture and its respective successors and assigns until released in accordance with the terms of the Indenture and (ii) any Parent Company and any parent entity of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(3) foreign exchange contracts, currency swap agreements, currency option agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person; provided that the pledge of any Government Operating Agreement to secure Non-Recourse Project Financing Indebtedness related to the facility that is the subject of such Government Operating Agreement shall not be deemed Indebtedness) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Initial Guarantors” means the Restricted Subsidiaries of the Company that Guarantee the Notes on the date the Notes are originally issued, which are all of the Company’s Subsidiaries that Guarantee the Company’s obligations under the Credit Agreement on such date.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and including the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of all Investments in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the subheading “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

“Issue Date” means the first date Notes are issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any sale of assets outside the ordinary course of business; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

(3) any loss resulting from impairment of goodwill recorded on the consolidated financial statements of such Person pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”;

(4) any loss resulting from the change in fair value of a derivative financial instrument pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”; and

(5) amortization of debt issuance costs.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of

(i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(iii) amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale,

(iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and

(v) so long as after giving pro forma effect to any such distribution and so long as no Default or Event of Default shall have occurred and be continuing, the amount required to be distributed to the holders of the Company’s Capital Stock as a result of such Asset Sale in order for the Company to maintain its status as a REIT or to enable the Company to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by the Company to its shareholders, with such distribution to be made as and when determined by the Company, whether during or after the end of, the relevant calendar year.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock, property or assets of the Company or any of its Restricted Subsidiaries.

“Non-Recourse Project Financing Indebtedness” means any Indebtedness of a Subsidiary (the “Project Financing Subsidiary”) incurred in connection with the acquisition, construction or development of any facility (and any Attributable Debt in respect of a Sale and Leaseback Transaction entered into in connection with (i) the acquisition, construction or development of any facility by the Company and its Restricted Subsidiaries after the date of the Indenture or (ii) any vacant land upon which a facility related to any Permitted Business is to be built):

(1) where either the Company, a Restricted Subsidiary or such Project Financing Subsidiary operates or is responsible for the operation of the facility pursuant to a Government Operating Agreement;

(2) as to which neither the Company nor any of its Restricted Subsidiaries, other than such Project Financing Subsidiary, (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness or Attributable Debt), it being understood that neither (i) equity Investments funded at the time of or prior to the incurrence of such Indebtedness or Attributable Debt, nor (ii) the pledge by the Company or any Restricted Subsidiary of the Government Operating Agreement relating to such facility shall be deemed credit support or an Investment or (b) is directly or indirectly liable as a guarantor or otherwise;

(3) where, upon the termination of the management services contract with respect to such facility, neither the Company nor any of its Restricted Subsidiaries, other than the Project Financing Subsidiary, will be liable, directly or indirectly, to make any payments with respect to such Indebtedness or Attributable Debt (or, in each case, any portion thereof);

(4) the interest expense related to such Indebtedness or Attributable Debt is fully serviced by a payment pursuant to a Government Operating Agreement with respect to such facility (the “Non-Recourse Interest Payment”); and

(5) such Project Financing Subsidiary has no assets other than the assets, including any ownership or leasehold interests in such facility and any working capital, reasonably related to the design, construction, management and financing of the facility.

“Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Company” means any Person so long as such Person (i) holds, directly or indirectly, 100% of the total voting power of the Capital Stock of the Company and (ii) provides a Note Guarantee; and at and after the time such Person acquired such voting power, (x) no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) shall be or become a Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the Capital Stock of such Person and (y) each of the total assets, revenues, income from continuing operations before income taxes and cash flows from operating activities of such Person, determined on a consolidated basis in accordance with GAAP, but excluding in each case amounts related to its investment in the Company, as shown in the most recent fiscal quarter financial statements of such Person (measured on a most recent trailing four fiscal quarter basis with respect to revenues, income from continuing operations before income taxes and cash flows from operating activities), is not more than 3.0% of such Person’s corresponding consolidated amount determined in accordance with GAAP.

“Permitted Business” means the business conducted by the Company and its Subsidiaries on the date of the Indenture and businesses reasonably related thereto or ancillary or incidental thereto or a reasonable extension thereof, including the provision of services or goods to Governmental Authorities, or any change in the business of the Company and its Subsidiaries necessary to continue to qualify as a REIT.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary (other than a Project Financing Subsidiary);

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person (other than a Project Financing Subsidiary), if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary (other than a Project Financing Subsidiary); or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary (other than a Project Financing Subsidiary);

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the subheading “—Repurchase at the Option of Holders — Asset Sales”;

(5) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(6) Hedging Obligations entered into the ordinary course of business and not for any speculative purpose;

(7) other Investments in any other Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (7) not to exceed: (a) $75.0 million; plus (b) the net reductions in Investments made pursuant to this clause (7) resulting from distributions on or repayments of such Investments or from the net cash proceeds from the sale or other disposition of any such Investment; provided, that, the net reduction in any Investment shall not exceed the amount of such Investment;

(8) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(9) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary not to exceed $7.5 million outstanding at any one time for all loans or advances under this clause (9);

(10) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(11) Investments in existence on the date of the Indenture;

(12) Investments that are made or received in exchange for Equity Interests (other than Disqualified Stock) of the Company;

(13) Investments in South African Services Pty Ltd. having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (13) not to exceed $50.0 million;

(14) any Investments made or acquired with the net cash proceeds of a substantially concurrent issuance or sale of Equity Interests (other than Disqualified Stock) of the Company;

(15) any Investment in any Person that is not at the time of such Investment, or does not thereby become, a Restricted Subsidiary, in an aggregate amount (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the date of first issuance of the Notes (but, to the extent that any Investment made pursuant to this clause (15) since the date of first issuance of the Notes is sold or otherwise liquidated for cash, minus the lesser of (a) the cash return of capital with respect to such Investment (less the cost of disposition, if any) and (b) the initial amount of such Investment) not to exceed 10% of Consolidated Tangible Assets; provided that the Company or a Restricted Subsidiary of the Company has entered, or concurrently with any such Investment, enters into or assumes a Government Operating Agreement with respect to assets of such Person that are used or useful in a Permitted Business; and

(16) Investments consisting of the financing of the sale of equipment (including capital leases) to customers in connection with any contract for services entered into by the Company or any Restricted Subsidiary in the ordinary course of business.

“Permitted Liens” means:

(1) Liens on any assets (including real or personal property) of the Company and any Restricted Subsidiary securing Indebtedness and other Obligations under Credit Facilities that were permitted to be incurred by the terms of the Indenture;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) incurred under clause (4) of the second paragraph of the covenant described above under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the date of the Indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided , that, any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

(10) Attachment or judgment Liens not giving rise to a Default or an Event of Default;

(11) Liens on the Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiaries;

(12) Liens incurred with respect to obligations that do not exceed $25.0 million at any one time outstanding;

(13) pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary or deposits or cash or Government Securities to secure surety or appeal bonds to which the Company or any Restricted Subsidiary is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(14) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions; if any, as shall be required by GAAP shall have been made in respect thereof;

(15) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of the Company or a Restricted

Subsidiary or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or such Restricted Subsidiary;

(16) Liens securing Hedging Obligations so long as the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligations;

(17) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(18) normal customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

(19) Liens on assets of a Project Financing Subsidiary securing Non-Recourse Project Financing Indebtedness of such Project Financing Subsidiary and Liens on any Government Operating Agreement securing Non-Recourse Project Financing Indebtedness related to the facility that is the subject of such Government Operating Agreement; and

(20) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than property that is the subject of a Sale and Leaseback Transaction).

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in repayment of, exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, repay, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness and Disqualified Stock of the Company or a Restricted Subsidiary); provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, repaid, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by any Restricted Subsidiary who is an obligor on the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“REIT” means a real estate investment trust.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to property with a book value in excess of $10.0 million now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to another Person and the Company or a Restricted Subsidiary leases it from such Person other than a lease properly characterized pursuant to GAAP as a Capital Lease Obligation, other than transfers and leases among the Company and any Restricted Subsidiaries or among Restricted Subsidiaries.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Standard & Poor’s” means Standard & Poor’s Rating Services.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transaction Date” means, with respect to the incurrence of any Indebtedness by the Company or any Restricted Subsidiary, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Treasury Rate” means as of any date of redemption of Notes the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to January 15, 2017; provided, however, that if the period from the redemption date to January 15, 2017 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to January 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unoccupied Facility” means any prison facility owned by the Company or a Restricted Subsidiary which for the fifty-two week period ending on the date of measurement has had an average occupancy level of less than 15%.

“Unrestricted Subsidiary” means (a) CSC of Tacoma, LLC, GEO International Holdings, LLC, certain dormant Domestic Subsidiaries and all Foreign Subsidiaries of the Company in existence as of the date of the Indenture; and (b) any other Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution; and (c) any direct or indirect Subsidiary of any Subsidiary described in clauses (a) or (b).

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2) such designation and the Investment of the Company in such Subsidiary complies with the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the subheading “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, or liquidation preference, as the case may be, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the United States federal income tax consequences resulting from the exchange of the old notes for the new notes by a holder in the exchange offer. The federal income tax considerations set forth below are based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange of the outstanding notes for the exchange notes or of the purchase, ownership or disposition of the notes that are different from those discussed below.

Investors should consult their tax advisors regarding the application of the United States federal income tax laws to their particular situations, as well as any tax consequences of exchanging the outstanding notes for the exchange notes arising under the federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for United States federal income tax purposes, because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for United States federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same United States federal income tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the Commission in no-action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the old notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act, or

•	a broker-dealer that acquired old notes directly from us.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.

If you wish to exchange new notes for your old notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the new notes will be passed upon for us by Akerman LLP, Miami, Florida. Certain legal matters in connection with Alaska law will be passed upon for us by Hughes Gorski Seedorf Odsen & Tervooren, LLC, Anchorage, Alaska. Certain legal matters in connection with California law will be passed upon for us by McKenna Long & Aldridge LLP, San Diego, California. Certain legal matters in connection with Illinois law will be passed upon for us by Edwards Wildman Palmer LLP, Chicago, Illinois. Certain legal matters in connection with Colorado law will be passed upon for us by Burns, Figa & Will, P.C., Greenwood Village, Colorado.

EXPERTS

The audited financial statements and schedule, and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We have elected to incorporate by reference information into this prospectus. By incorporating by reference, we can disclose important information to you by referring to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except as described in the following sentence. Any statement in this prospectus or in any document that is incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file or have filed with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus, except as so modified or superseded.

We are incorporating by reference the following documents that we have filed with the SEC and our future filings with the SEC (other than information furnished under Item 2.02 or 7.01 in current reports on Form 8-K) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 1, 2013 (including the portions of our Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Shareholders filed with the SEC on March 28, 2013 that are incorporated by reference therein);

•	our quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2013 filed with the SEC on May 10, 2013, the fiscal quarter ended June 30, 2013 filed with the SEC on August 8, 2013 and the fiscal quarter ended September 30, 2013 filed with the SEC on November 8, 2013; and

•	our current reports on Form 8-K, filed with the SEC on January 7, 2013, February 21, 2013, March 18, 2013, March 25, 2013, April 9, 2013, April 30, 2013, May 8, 2013, May 8, 2013, June 4, 2013, August 13, 2013, September 25, 2013 and October 9, 2013.

We will provide without charge to each person to whom this prospectus is delivered a copy of any of the documents that we have incorporated by reference into this prospectus, other than exhibits unless the exhibits are specifically incorporated by reference in those documents. To receive a copy of any of the documents incorporated by reference in this prospectus, other than exhibits unless they are specifically incorporated by reference in those documents, call or write to The GEO Group, Inc., 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487, Attention: Investor Relations, Telephone: (561) 893-0101. The information relating to us contained in this prospectus is not complete and should be read together with the information contained in the documents incorporated and deemed to be incorporated by reference in this prospectus.

Offer to Exchange

Up to $250,000,000 aggregate principal amount

of our 5 7⁄8% Senior Notes Due 2022

and the guarantees thereof each of which have been registered under the Securities Act of 1933, as amended,

for a like amount of our outstanding

5 7⁄8% Senior Notes Due 2022

and the guarantees thereof

PROSPECTUS

January 6, 2014